Filed Pursuant to Rule 424(b)(5)

Registration No. 333-224788

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated October 20, 2020

Preliminary Prospectus Supplement

(To Prospectus dated May 9, 2018)

2,350,000 Shares

Class A Common Stock

We are offering 2,350,000 shares of Class A common stock, $0.01 par value per share, in this offering.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “CWST”. On October 19, 2020, the last reported sale price of our Class A common stock on the Nasdaq Global Select Market was $60.34 per share.

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page S-16 of this prospectus supplement and the risk factors described in the other documents incorporated by reference herein.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions (1)	$	$

Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” in this prospectus supplement for additional information regarding underwriter compensation and estimated offering expenses.

If all of the shares of Class A common stock are not sold at the public offering price, the underwriters may change the offering price and may offer shares of Class A common stock from time to time for sale in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or otherwise.

We have granted the underwriters an option for a period of up to 30 days from the date of this prospectus supplement to purchase up to 352,500 additional shares of Class A common stock at the public offering price less the underwriting discounts and commissions. If the underwriters exercise this right in full, the total public offering price will be $                , the total underwriting discounts and commissions payable by us will be $                , and the total proceeds to us, before expenses, will be $                .

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about October                , 2020, subject to the satisfaction of certain conditions.

Joint Book-Running Managers

RAYMOND JAMES	BofA SECURITIES

The date of this prospectus supplement is October                , 2020

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this Class A common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein or therein. The second part, the accompanying prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference herein or therein filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein or in the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

You should rely only on the information contained in this prospectus supplement or the accompanying prospectus, or incorporated by reference herein or therein. We have not authorized, and the underwriters have not authorized, anyone to provide you with any information other than that contained or incorporated by reference in this prospectus supplement, in the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus supplement or the accompanying prospectus, or incorporated by reference herein or therein, is accurate only as of the respective dates hereof or thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our Class A common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you in the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus supplement.

We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the Class A common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

S-ii

Unless otherwise stated or the context otherwise requires, all references in this prospectus supplement and the accompanying prospectus to “we,” “us,” “our,” “Casella,” the “Company” and similar designations refer to Casella Waste Systems, Inc. and all of its subsidiaries. The Casella logo and all other Casella product names are trademarks of Casella or its subsidiaries in the United States and in other select countries. Solely for convenience, trademarks and trade names referred to in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference herein and therein may appear without the ® and TM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights to these trademarks and trade names.

S-iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, other than statements of historical fact, are forward-looking statements. The words “anticipate,” “around,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein include, among other things, statements about:

•	the projected development of additional disposal capacity or expectations regarding permits for existing capacity;

•	the outcome of any legal or regulatory matter;

•	the expected and potential direct or indirect impacts of the novel coronavirus (“COVID-19”) pandemic on our business;

•	expected liquidity and financing plans;

•	expected future revenues, operations, expenditures and cash needs;

•	preliminary estimated financial results;

•	fluctuations in commodity pricing of our recyclables, increases in landfill tipping fees and fuel costs and general economic and weather conditions;

•	projected future obligations related to final capping, closure and post-closure costs of our existing landfills and any disposal facilities which we may own or operate in the future;

•	our ability to use our net operating losses and tax positions;

•	our ability to service our debt obligations;

•	the recoverability or impairment of any of our assets or goodwill;

•	estimates of the potential markets for our products and services, including the anticipated drivers for future growth;

•	sales and marketing plans or price and volume assumptions;

•	potential business combinations or divestitures;

•	projected improvements to our infrastructure and the impact of such improvements on our business and operations;

•	our expected use of proceeds from this offering; and

•	other risks and uncertainties, including those described in the “Risk Factors” section of this prospectus supplement.

S-iv

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate, as well as management’s beliefs and assumptions. These forward-looking statements are not guarantees of future performance, circumstances or events. The occurrence of the events described and the achievement of the expected results depends on many events, some or all of which are not predictable or within our control. Actual results may differ materially from those set forth in our forward-looking statements.

We have included important factors in the cautionary statements included in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein, particularly in the “Risk Factors” section of this prospectus supplement, that could cause actual results or events to differ materially from the forward-looking statements that we make. We do not assume any obligation to update any forward-looking statements, except as required by applicable law.

S-v

SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information about us and this offering. This summary may not contain all of the information that may be important to you. You should read carefully all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the information set forth under the caption “Risk Factors” in this prospectus supplement and the accompanying prospectus, as well as our consolidated financial statements and the related notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in our Class A common stock.

Company Overview

Founded in 1975 with a single truck, Casella Waste Systems, Inc. is a regional, vertically-integrated solid waste services company. We provide resource management expertise and services to residential, commercial, municipal and industrial customers, primarily in the areas of solid waste collection and disposal, transfer, recycling and organics services. We provide integrated solid waste services in six states: Vermont, New Hampshire, New York, Massachusetts, Maine and Pennsylvania, with our headquarters located in Rutland, Vermont. We manage our solid waste operations on a geographic basis through two regional operating segments, the Eastern and Western regions, each of which provides a full range of solid waste services. We manage our larger-scale recycling and commodity brokerage operations along with our organic services and major account and industrial services through our single resource-renewal focused Resource Solutions segment.

As of September 30, 2020, we owned and/or operated 48 solid waste collection operations, 58 transfer stations, 20 recycling facilities, eight Subtitle D landfills, four landfill gas-to-energy facilities and one landfill permitted to accept construction and demolition (“C&D”) materials.

Growth Strategy

In early August 2017, we announced an updated long-term strategic plan through our fiscal year ending December 31, 2021 (the “2021 Plan”). The 2021 Plan remains focused on enhancing shareholder returns by improving cash flows and reducing debt leverage through the following strategic initiatives:

•	Increasing landfill returns by driving pricing in excess of inflation in the disposal capacity constrained markets in the Northeast and working to maximize capacity utilization.

•	Driving additional profitability in our collection operations through profitable revenue growth and operating efficiencies.

•	Creating incremental value through our resource solutions offerings in our recycling, organics, and customer solutions operations.

•	Using technology to drive profitable growth and efficiencies through our efforts to update key systems to drive back office transformation, operating efficiencies and sales force effectiveness.

•	Allocating capital to balance debt delevering with smart growth through continued capital discipline and selective acquisitions of complementary businesses and assets.

To support our efforts, we continue to invest in our employees through leadership development, our career paths program that helps to build long-term development for our employees, technical training for key roles such as drivers and mechanics, and incentive compensation structures that seek to align our employees’ incentives with our long-term goal to improve cash flows and returns on invested capital.

Increasing Landfill Returns

Disposal capacity continues to tighten in the Northeast market as permanent site closures are reducing capacity and stronger economic and construction activity are driving higher volumes. Given this supply-demand imbalance and the positioning of our assets, we were able to advance disposal pricing by 7.5% (or average price per ton by 9.2%) for the twelve months ended June 30, 2020 as compared to the twelve months ended June 30, 2019.

We believe that this positive pricing backdrop will continue as additional site closures are expected over the next several years, and as we reset multi-year contracts we expect to advance pricing in excess of the Consumer Price Index on a larger percentage of our inbound waste streams. In addition, we continue to focus our acquisition efforts on businesses and markets that will increase vertical integration to our landfills to drive higher cash flows and to lower market risk.

On the landfill development side, we continue to advance key permitting activities across our landfills to increase annual capacity limits at select sites and expand total permitted capacity across our footprint. We have been successful in advancing permit increases at our Hyland, Ontario County, Chemung County, Juniper Ridge, Clinton County, Waste USA, Hakes and North Country Environmental Services (“NCES”) landfills since early 2016. Cumulatively, these efforts have added 462,000 tons per year of permitted capacity and approximately 50.9 million cubic yards of permitted airspace since early 2016. See “–Recent Developments” for more information on the NCES landfill located in Bethlehem, New Hampshire (“NCES Landfill”) permit.

Driving Additional Profitability in Collection Operations

Collection pricing was up 4.9% for the twelve months ended June 30, 2020 as compared to the twelve months ended June 30, 2019, with sustained execution against our strategic pricing programs. On the operating side, we continue to advance several key areas, including route optimization, fleet standardization and automation, and maintenance programs to further reduce our operating costs in the collection line-of-business. We are in the fifth year of our comprehensive fleet plan, which is designed to optimize our fleet and target truck replacements to maximize returns, reduce our operating expenses through lower maintenance costs, improve our service levels through reduced down times, and conduct additional automation and optimization of trucks and service types.

The combination of these operating advancements and pricing programs are driving improved results in our collection line-of-business, with our cost of operations as a percentage of revenues down approximately 600 basis points from the twelve months ended December 31, 2014 to the twelve months ended June 30, 2020.

Creating Incremental Value Through Resource Solutions

One of the key objectives of our strategy is to differentiate ourselves in the marketplace by offering value-added resource solutions to our customers. These solutions range from our customer solutions business, which provides professional services to large industrial or multi-site retail customers, to our organics business, which is the leader in organics processing and disposal in the Northeast, and to our large scale, technology-driven recycling business.

Our customer solutions business continues to make progress pivoting from the legacy waste and recycling brokerage model to an advisory services organization focused on helping large industrial and institutional customers meet their resource management and sustainability goals.

Over the last five years, we have worked to reshape our recycling business model to drive higher returns in all market cycles and reduce exposure to recycling commodity price volatility. We have accomplished this goal by: (1) restructuring most third-party processing contracts to limit downside risk by charging processing fees; (2) implementing our Sustainability Recycling Adjustment Fee (“SRA Fee”) for our collection customers (the SRA Fee floats inversely to changes in recycling commodity prices); (3) making key investments in recycling processing infrastructure to reduce operating costs and improve the quality of the end commodities; and (4) developing strong partnerships with industrial consumers of recycled materials to ensure that the materials our customers recycle make their way into new products and beneficial uses. Our risk mitigation programs have offset most of the recent commodity price declines driven primarily by China’s National Sword program that banned the import of certain recycled materials and imposed strict new contamination standards for others, and we expect these programs to continue to reduce our commodity risk exposure.

Using Technology to Drive Profitable Growth and Efficiencies

We launched a new five-year technology plan in August 2017 to drive profitable growth, reduce our general and administration costs by 75 to 100 basis points as a percentage of revenues by 2021, and improve our operating efficiencies. We plan to focus our efforts on improving our overall technology and cyber-security platform, driving salesforce effectiveness, and increasing efficiencies in our back-office and across our operations.

To date as part of our technology plan, we have successfully implemented: the Microsoft Dynamics CRM system to help manage and drive higher salesforce effectiveness; the Microsoft Dynamics Case Management system to ensure strong integration between our salesforce, customer care group and operating teams; and the cloud-based NetSuite ERP system as the new financial backbone to our business.

During 2020, we have focused our technology efforts on piloting a new on-board computing system and dynamic routing system for our collection fleet, developing a new modernized service management system for taking customer orders and dispatching our collection fleet, and launching a technology upgrade to digitize and streamline our procurement processes. We plan to continue to advance these important initiatives through the remainder of 2020 and into 2021.

Allocating Capital to Balance Debt Delevering with Smart Growth

Over the last seven years we have made significant progress in simplifying our business structure, improving cash flows and reducing risk exposure by: (1) divesting, or in certain cases,

closing underperforming operations that did not enhance or complement our core operations; (2) refinancing debt to lower interest costs and improve financial flexibility; and (3) adhering to strict capital discipline and debt repayment.

As a result of these actions, we have significantly reduced our consolidated leverage ratio from 5.42x as of December 31, 2014 to 3.08x as of June 30, 2020. For additional information about the calculation of our consolidated leverage ratio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020.

Given our progress in each area and as part of the 2021 Plan, we have shifted our capital strategy to use our capital in a manner that balances continued delevering with smart acquisition and development growth. As part of this strategy, we set a goal of adding $20 million to $40 million per year of annualized revenues through acquisition or development activity. We believe that acquisition or development activity should be opportunistic, and we plan to strictly adhere to our disciplined capital return hurdles and rigorous review process.

We have completed nine acquisitions in 2020 through October 1, 2020, acquiring approximately $21 million of total annualized revenues.

Recent Developments

Preliminary Financial Results – Three and Nine Months Ended September 30, 2020

These preliminary estimated financial results have been prepared by and are the responsibility of management and are based upon information available to us as of October 19, 2020. Neither our independent registered public accounting firm nor any other independent registered public accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary estimated financial results, nor have they expressed any opinion or any other form of assurance on the preliminary estimated financial results. These preliminary estimated financial results relating to the three and nine months ended September 30, 2020 are subject to adjustment as a result of the completion of our financial statements, and our actual results may differ materially from our preliminary results.

•

Revenues are estimated to be between $202.2 million and $203.2 million for the three months ended September 30, 2020, as compared to $198.5 million in the three months ended September 30, 2019. Revenues are estimated to be between $573.8 million and $574.8 million for the nine months ended September 30, 2020, as compared to $549.7 million for the nine months ended September 30, 2019.

•

Net income is estimated to be between $14.8 million and $15.4 million for the three months ended September 30, 2020, as compared to $12.4 million in the three months ended September 30, 2019. Net income is estimated to be between $27.9 million and $28.5 million for the nine months ended September 30, 2020, as compared to $22.6 million for the nine months ended September 30, 2019.

•

Adjusted EBITDA is estimated to be between $51.0 million and $51.6 million for the three months ended September 30, 2020, as compared to $48.4 million in the three months ended September 30, 2019. Adjusted EBITDA is estimated to be between $128.5 million and $129.1 million for the nine months ended September 30, 2020, as compared to $115.4 million for the nine months ended September 30, 2019.

•

Net cash provided by operating activities is estimated to be between $49.1 million and $49.7 million for the three months ended September 30, 2020, as compared to $33.2 million in the three months ended September 30, 2019. Net cash provided by operating activities is estimated to be between $111.6 million and $112.2 million for the nine months ended September 30, 2020, as compared to $71.5 million for the nine months ended September 30, 2019.

•

Adjusted Free Cash Flow is estimated to be between $32.2 million and $32.8 million for the three months ended September 30, 2020, as compared to $18.7 million in the three months ended September 30, 2019. Adjusted Free Cash Flow is estimated to be between $59.7 million and $60.3 million for the nine months ended September 30, 2020, as compared to $24.1 million for the nine months ended September 30, 2019.

As of September 30, 2020, we had cash and cash equivalents of $21.1 million as compared to cash and cash equivalents of $3.1 million as of June 30, 2020. As of September 30, 2020, we had outstanding total debt of $549.1 million, as compared to outstanding total debt of $543.1 million as of June 30, 2020, with the increase due mainly to increased cash holdings to improve liquidity.

Non-GAAP Performance Measures

In addition to disclosing financial results prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), we also present “Adjusted EBITDA,” which is a non-GAAP performance measure, to provide an understanding of operational performance because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of our results. We also believe that identifying the impact of certain items as adjustments provides more transparency and comparability across periods. Management uses Adjusted EBITDA to further understand our “core operating performance” and believes our “core operating performance” is helpful in understanding our ongoing performance in the ordinary course of operations. We believe that providing Adjusted EBITDA to investors, in addition to corresponding income statement measures, affords investors the benefit of viewing our performance using the same financial metrics that the management team uses in making many key decisions and understanding how the core business and its results of operations has performed.

Following is a reconciliation, in the form of a range, of preliminary estimated Adjusted EBITDA to preliminary estimated net income, the most comparable GAAP measure, for the three and nine months ended September 30, 2020; and Adjusted EBITDA to net income for the three and nine months ended September 30, 2019 (in millions):

	(Preliminary) Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	(Preliminary) Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019

Net income	$14.8 to $15.4	$12.4	$27.9 to $28.5	$22.6

Provision (benefit) for income taxes	0.4	0.2	0.9	(1.7)

Other income	(0.1)	(0.2)	(0.6)	(1.0)

Interest expense, net	5.3	6.2	16.7	18.6

Expense from acquisition activities (i)	0.2	1.1	1.5	2.2

	(Preliminary) Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	(Preliminary) Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019

Southbridge Landfill closure charge (ii)	2.6	0.6	3.8	2.1

Withdrawal costs – multiemployer pension plan (iii)	—	3.6	—	3.6

Depreciation and amortization	23.8	20.9	67.3	58.1

Depletion of landfill operating lease obligations	2.2	1.9	5.7	5.6

Interest accretion on landfill and environmental remediation liabilities	1.8	1.7	5.3	5.3

Adjusted EBITDA	$51.0 to $51.6	$48.4	$128.5 to $129.1	$115.4

(i)

Expense from acquisition activities are primarily legal, consulting or other similar costs incurred during the period related to acquisition diligence, acquisition integration or select development projects as part of our strategic growth initiative.

(ii)

Southbridge Landfill closure charge are expenses related to the unplanned early closure of the Southbridge Landfill along with associated legal activities. We initiated the unplanned, premature closure of the Southbridge Landfill in the fiscal year ended December 31, 2017 due to the significant capital investment required to obtain expansion permits and for future development coupled with an uncertain regulatory environment. The unplanned closure of the Southbridge Landfill reduced the economic useful life of the assets from prior estimates by approximately ten years. We expect to incur certain costs through completion of the closure process.

(iii)	Withdrawal costs – multiemployer pension plan consists of a charge related to withdrawal from a multiemployer pension plan.

Non-GAAP Liquidity Measures

In addition to disclosing financial results prepared in accordance with GAAP, we also present “Adjusted Free Cash Flow,” which is a non-GAAP liquidity measure, because we consider it an important supplemental measure of our liquidity and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of our cash flow generation from our core operations that are then available to be deployed for strategic acquisitions, growth investments, development projects, unusual landfill closures, site improvement and remediation, and strengthening our balance sheet through paying down debt. We also believe that identifying the impact of certain items as adjustments provides more transparency and comparability across periods. Management uses Adjusted Free Cash Flow to understand our cash flow provided by operating activities after certain expenditures along with our consolidated net leverage and believes that these measures demonstrate our ability to execute on our strategic initiatives. We believe that providing Adjusted Free Cash Flow to investors, in addition to corresponding cash flow statement measures, affords investors the benefit of viewing our liquidity using the same financial metrics that the management team uses in making many key decisions and understanding how the core business and cash flow generation has performed.

Following is a reconciliation, in the form of a range, of preliminary estimated Adjusted Free Cash Flow to preliminary estimated net cash provided by operating activities, the most comparable

GAAP measure, for the three and nine months ended September 30, 2020; and Adjusted Free Cash Flow to net cash provided by operating activities for the three and nine months ended September 30, 2019 (in millions):

	(Preliminary) Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	(Preliminary) Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019

Net cash provided by operating activities	$49.1 to $49.7	$33.2	$111.6 to $112.2	$71.5

Capital expenditures	(25.7)	(29.3)	(77.3)	(76.0)

Proceeds from sale of property and equipment	0.2	0.2	0.4	0.5

Proceeds from property insurance settlement	—	0.3	—	0.3

Southbridge Landfill closure and Potsdam environmental remediation (i)	2.0	4.9	4.8	11.1

Cash outlays from acquisition activities (ii)	0.2	0.9	1.0	2.2

Post acquisition and development project capital expenditures (iii)	3.2	5.9	12.5	11.9

Waste USA Landfill phase VI capital expenditures (iv)	3.2	2.6	6.7	2.6

Adjusted Free Cash Flow	$32.2 to $32.8	$18.7	$59.7 to $60.3	$24.1

(i)

Southbridge Landfill closure and Potsdam environmental remediation are cash outlays associated with the unplanned closure of the Southbridge Landfill and our portion of costs associated with environmental remediation at our Potsdam, New York scrap yard, which are added back when calculating Adjusted Free Cash Flow due to their non-recurring nature and the significance of the related cash flows. We initiated the unplanned closure of the Southbridge Landfill in the fiscal year ended December 31, 2017 and expect to incur cash outlays through completion of the closure and environmental remediation process. The Potsdam site was deemed a Superfund site in 2000 and is not associated with current operations.

(ii)

Cash outlays from acquisition activities are cash outlays for transaction and integration costs relating to specific acquisition transactions and include legal, environmental, valuation and consulting as well as asset, workforce and system integration costs as part of our strategic growth initiative.

(iii)

Post acquisition and development project capital expenditures are (x) acquisition related capital expenditures that are necessary to optimize strategic synergies associated with integrating newly acquired operations as contemplated by the discounted cash flow return analysis conducted by management as part of the acquisition investment decision; and (y) non-routine development investments that are expected to provide long-term returns. Acquisition related capital expenditures include the following costs required to achieve initial operating synergies: trucks, equipment and machinery; and facilities, land, IT infrastructure or related upgrades to integrate operations.

(iv)

Waste USA Landfill phase VI capital expenditures are capital expenditures related to Waste USA Landfill phase VI construction and development that are added back when calculating Adjusted Free Cash Flow due to the specific nature of this investment in the development of long-term infrastructure which is different from landfill construction investments in the normal course of operations. This investment at the Waste USA Landfill is unique because we are investing in long-term infrastructure over an estimated four year period that will not yield a positive economic benefit until 2023 and extending over approximately 20 years.

Non-GAAP performance and liquidity measures are not presented in accordance with or intended as an alternative for GAAP. Adjusted EBITDA and Adjusted Free Cash Flow should not be considered in isolation from or as a substitute for financial information presented in accordance with GAAP, and may be different from Adjusted EBITDA and Adjusted Free Cash Flow presented by other companies.

COVID-19

With the global outbreak of COVID-19 and the declaration of a pandemic by the World Health Organization in March 2020, the U.S. Government and all of the states in which we operate have declared the waste services industry as an essential services provider and as a result we are committed to continue to operate and provide our full breadth of services. We have prioritized the safety and well-being of our employees by strictly adhering to recommendations of the Centers for Disease Control and Prevention as well as executive orders of the states in which we operate.

The COVID-19 outbreak has caused, and is likely to continue to cause, economic disruption across our geographic footprint and has adversely affected, and is expected to continue to adversely affect, our business. COVID-19 negatively impacted our revenues starting at the end of the quarter ended March 31, 2020 as many small business and construction collection customers required service level changes and volumes into our landfills declined on lower economic activity. We did experience improved demand for services in the quarter ended June 30, 2020 as local economies started to reopen as allowed by State Governments. This positive trend continued through September 30, 2020, as additional small business collection customers increased service levels, construction activity continued to rebound, and overall higher economic activity across the northeast led to higher landfill volumes. Despite these positive trends, our collection and disposal operations remain negatively impacted by lower volumes attributable to COVID-19.

We continue to experience increased costs associated with the protection of our employees including costs for additional safety equipment, hygiene products and enhanced facility cleaning. These costs are expected to continue throughout the remainder of the year. In early September 2020, we paid a special bonus to all our hourly employees (both frontline and administrative) to recognize their hard work and commitment to safety, environmental compliance and high customer service standards as essential service providers during the COVID-19 pandemic. We have taken measures to reduce costs in other areas and preserve liquidity during this period of uncertainty. As of the date of this filing, we are unable to determine or predict the nature, duration or scope of the overall impact that COVID-19 will have on our business, results of operations, liquidity and capital resources.

North Country Environmental Services Landfill

On March 17, 2020, we re-filed an application with the New Hampshire Department of Environmental Services (“NHDES”) for a 1.2 million cubic yard expansion of the NCES Landfill. This expansion will provide approximately six years of additional disposal capacity at the site. The permit granting the expansion was issued on October 9, 2020.

Environmental, Social and Corporate Governance Goals

We have recently taken steps to improve our environmental, social and governance (“ESG”) programs by enhancing our public disclosures, increasing investments in key areas and establishing updated long-term commitments. As part of this effort, we produced our 2019 Sustainability Accounting Standards Board (“SASB”) report and made a disclosure to the Carbon

Disclosure Project (“CDP”) in September 2020. In addition, we have created a new ESG-focused webpage containing further disclosures, enterprise-level policies, and governing documents.

Our business model, culture and strategic focus have been and will continue to be closely aligned with creating long-term value through a balanced approach. We have achieved significant milestones on key environmental initiatives over the last 15 years, including our founding membership in the EPA Climate Leaders program in 2005, the reduction of our Scope 1 and 2 greenhouse gas emissions by 45% from 2005 to 2010, and the creation of our SRA Fee program in 2015 to enhance recycling economic returns in all commodity market cycles. Additionally, as our customers work towards their own sustainability goals, they rely on our expertise, services and critical infrastructure to help them achieve their goals.

Litigation Update

Southbridge Landfill

On June 17, 2017, a lawsuit (the “Lawsuit”) was filed against us and the Town of Southbridge, Massachusetts (the “Town”) in Federal Court in Worcester, Massachusetts (the “Court”) by National Environmental Law Center on behalf of Environment America, Inc. and Toxics Action Center, Inc. (together, the “Citizens Group”), and individual residents of Charlton, Massachusetts (the “Individual Plaintiffs”). On September 18, 2020, we and the Town reached agreement for settlement of all claims by the Citizens Groups and the Individual Plaintiffs, upon the payment of $2.0 million by us, and $1.0 million by the Town, for a total of $3.0 million to the Individual Plaintiffs (the “Settlement”). In addition to resolving the claims of the Individual Plaintiffs, the Citizens Groups have agreed to not appeal the decision of the Court to dismiss their previously alleged claims, although we have agreed to assent to a motion by the Citizens Groups to the Court to vacate the Court’s earlier decision. Legal counsel are in the process of securing final approvals from their respective clients, and it is expected that the final settlement documents will be signed by the end of October 2020. We recorded a reserve of $2.0 million at September 30, 2020.

Hakes Landfill Litigation

On or about December 19, 2019, the New York State Department of Environmental Conservation (the “Department”) issued certain permits to us to expand the landfill owned and operated by Hakes C&D Disposal Inc. in the Town of Campbell, Steuben County, New York. Litigation was commenced in the New York State Supreme Court (the “Court”) by the Sierra Club, several other non-governmental organizations, and several individuals (the “Petitioners”) challenging the permits (the “Litigation”). The Department filed a motion to dismiss the Litigation, and we and the Town of Campbell parties opposed the Litigation on the merits. On July 31, 2020, the Court dismissed the Litigation on the merits, and the Petitioners filed a notice of appeal, which is still pending, and made a motion before the Appellate Division, Fourth Department, for a preliminary injunction, which was denied by an order dated September 18, 2020.

Corporate Information

Casella Waste Systems, Inc. is a Delaware corporation. Our principal executive offices are located at 25 Greens Hill Lane, Rutland, Vermont 05701, and our telephone number at that location is (802) 775-0325. Our website address is www.casella.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus supplement. We have included our website address in this prospectus supplement solely as an inactive textual reference.

THE OFFERING

Issuer	Casella Waste Systems, Inc.

Class A common stock offered by us	2,350,000 shares (or 2,702,500 shares if the underwriters exercise their option to purchase additional shares in full)

Class A common stock to be outstanding after this offering	49,732,798 shares (or 50,085,298 shares if the underwriters exercise their option to purchase additional shares in full)

Class B common stock to be outstanding after this offering	988,200 shares

Total Class A common stock and Class B common stock to be outstanding after this offering	50,720,998 shares (or 51,073,498 shares if the underwriters exercise their option to purchase additional shares in full)

Underwriters’ option to purchase additional shares of Class A common stock	We have granted the underwriters an option for a period of up to 30 days from the date of this prospectus supplement to purchase up to 352,500 additional shares of Class A common stock at the public offering price less the underwriting discounts and commissions.

Voting rights	We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law. See “Description of Capital Stock” in the accompanying prospectus.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including potential acquisitions or development of new operations or assets with the goal of complementing or expanding our business, working capital and capital expenditures. See “Use of Proceeds.”

Nasdaq Global Select Market symbol	CWST

Risk factors	See “Risk Factors” beginning on page S-16 of this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering is based on 47,382,798 shares of Class A common stock outstanding and 988,200 shares of Class B common stock outstanding, in each case, as of June 30, 2020, and excludes:

•	90,114 shares of Class A common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $8.91 per share as of June 30, 2020;

•	1,114,330 additional shares of Class A common stock reserved for future issuance under our 2016 Incentive Plan as of June 30, 2020;

•	84,376 shares of Class A common stock reserved for future issuance under our Amended and Restated 1997 Employee Stock Purchase Plan as of June 30, 2020; and

•	an aggregate of 699,056 shares of Class A common stock issuable upon the vesting of outstanding restricted stock units and performance stock units as of June 30, 2020.

Unless we specifically state otherwise, all information in this prospectus supplement:

•	assumes that the underwriters do not exercise their option to purchase additional shares of our Class A common stock; and

•	assumes no exercise of outstanding options.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data together with our financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our periodic reports incorporated by reference in this prospectus supplement. We derived the summary consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017 and the summary consolidated balance sheet data as of the years ended December 31, 2019, 2018 and 2017 from our audited financial statements incorporated by reference in this prospectus supplement. We derived the summary statements of operations data for the six months ended June 30, 2020 and 2019 and the balance sheet data as of June 30, 2020 from our unaudited financial statements incorporated by reference in this prospectus supplement. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

	Six Months Ended June 30,		Fiscal Year Ended December 31,
	2020	2019	2019	2018	2017
(in thousands, except per share data)	(Unaudited)

Statement of Operations Data:

Revenues	$371,676	$351,123	$743,290	$660,660	$599,309

Operating expenses:

Cost of operations	251,980	246,434	508,656	453,291	405,188

General and administration	49,226	44,887	92,782	84,791	79,243

Depreciation and amortization	43,482	37,204	79,790	70,508	62,102

Contract settlement charge	—	—	—	2,100	—

Expense from acquisition activities and other items	1,360	1,140	2,687	1,872	176

Development project charge	—	—	—	311	—

Southbridge Landfill closure charge, net	1,172	1,472	2,709	8,054	65,183

Withdrawal costs – multiemployer pension plan	—	—	3,591	—	—

	347,220	331,137	690,215	620,927	611,892

Operating income (loss)	24,456	19,986	53,075	39,733	(12,583)

Other expense (income):

Interest income	(96)	(222)	(367)	(273)	(273)

Interest expense	11,463	12,615	25,102	26,294	25,160

Loss on debt extinguishment	—	—	—	7,352	517

Impairment of investments	—	—	—	1,069	—

Other income	(449)	(711)	(1,439)	(745)	(935)

Other expense, net	10,918	11,682	23,296	33,697	24,469

Income (loss) before income taxes	13,538	8,304	29,779	6,036	(37,052)

Provision (benefit) for income taxes	466	(1,897)	(1,874)	(384)	(15,253)

Net income (loss)	$13,072	$10,201	$31,653	$6,420	$(21,799)

	Six Months Ended June 30,		Fiscal Year Ended December 31,
	2020	2019	2019	2018	2017
(in thousands, except per share data)	(Unaudited)

Earnings (loss) per share attributable to common stockholders:

Basic	$0.27	$0.22	$0.67	$0.15	$(0.52)

Diluted	$0.27	$0.22	$0.66	$0.15	$(0.52)

Weighted average common shares outstanding

Basic	48,176	46,693	47,226	42,688	41,846

Diluted	48,411	47,424	47,966	44,168	41,846

Statement of Comprehensive Income (Loss) Data:

Net income (loss)	$13,072	$10,201	$31,653	$6,420	$(21,799)

Other comprehensive income (loss), net of taxes:

Hedging activity:

Interest rate swap settlements	(1,351)	(66)	(498)	(361)	(410)

Interest rate swap amounts reclassified into interest expense	1,293	(115)	553	363	421

Unrealized (loss) gain resulting from changes in fair value of derivative instruments	(8,812)	(4,335)	(4,788)	(1,476)	267

Unrealized gain resulting from changes in fair value of marketable securities	—	—	—	—	59

Other comprehensive (loss) income, before tax	(8,870)	(4,516)	(4,733)	(1,474)	337

Income tax (benefit) provision related to items of other comprehensive (loss) income	(112)	—	—	—	85

Other comprehensive (loss) income, net of tax	(8,758)	(4,516)	(4,733)	(1,474)	252

Comprehensive income (loss)	$4,314	$5,685	$26,920	$4,946	$(21,547)

	June 30, 2020	December 31,
		2019	2018	2017
(in thousands)	(Unaudited)

Balance Sheet Data:

Cash and cash equivalents	$3,073	$3,471	$4,007	$1,995

Total current assets	$98,079	$102,813	$97,093	$84,380

Working capital, net (1)	$(33,950)	$(31,247)	$(18,411)	$(6,184)

Property, plant and equipment, net	$480,388	$443,825	$404,577	$361,547

Total assets	$966,971	$932,182	$732,410	$614,949

Debt, less unamortized discount and debt issuance costs	$534,705	$513,322	$544,299	$482,502

Total liabilities	$836,226	$809,429	$748,242	$652,811

Total stockholders’ equity (deficit)	$130,745	$122,753	$(15,832)	$(37,862)

	Six Months Ended June 30,		Fiscal Year Ended December 31,
	2020	2019	2019	2018	2017
(in thousands)	(Unaudited)

Cash Flow Data:

Capital expenditures	$51,570	$46,659	$103,165	$73,232	$64,862

Net cash flows provided by operating activities	$62,493	$38,251	$116,829	$120,834	$107,538

Net cash flows used in investing activities	$(71,461)	$(73,983)	$(177,462)	$(164,197)	$(76,447)

Net cash flows provided by (used in) financing activities	$8,570	$34,882	$60,097	$45,375	$(31,640)

Other Financial Data:

Cash interest expense	$10,733	$11,672	$23,183	$23,523	$25,029

Adjusted EBITDA (2)	$77,480	$67,004	$156,539	$138,010	$129,006

(1)	Working capital, net is defined as current assets, excluding cash and cash equivalents, minus current liabilities.
(2)

In addition to disclosing financial results prepared in accordance with GAAP, we also present Adjusted EBITDA, which is a non-GAAP performance measure, to provide an understanding of operational performance because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of our results. We also believe that identifying the impact of certain items as adjustments provides more transparency and comparability across periods. Management uses Adjusted EBITDA to further understand our “core operating performance” and believes our “core operating performance” is helpful in understanding our ongoing performance in the ordinary course of operations. We believe that providing Adjusted EBITDA to investors, in addition to corresponding income statement measures, affords investors the benefit of viewing our performance using the same financial metrics that the management team uses in making many key decisions and understanding how the core business and its results of operations has performed.

Non-GAAP performance measures are not presented in accordance with or intended as an alternative for GAAP. Adjusted EBITDA should not be considered in isolation from or as a substitute for financial information presented in accordance with GAAP, and may be different from Adjusted EBITDA presented by other companies.

The following is the reconciliation of Adjusted EBITDA to net income (loss), the most comparable GAAP measure:

	Six Months Ended June 30,		Fiscal Year Ended December 31,
	2020	2019	2019	2018	2017
(in thousands)	(Unaudited)
Net income (loss)	$13,072	$10,201	$31,653	$6.420	$(21,799)

Provision (benefit) for income taxes	466	(1,897)	(1,874)	(384)	(15,253)

Other income	(449)	(711)	(1,439)	(745)	(935)

Impairment of investments	—	—	—	1,069	—

Loss on debt extinguishment	—	—	—	7,352	517

Interest expense, net	11,367	12,393	24,735	26,021	24,887

Expense from acquisition activities and other items	1,360	1,140	2,687	1,872	176

Southbridge Landfill closure charge, net	1,172	1,472	2,709	8,054	65,183

Withdrawal costs – multiemployer pension plan	—	—	3,591	—	—

Contract settlement charge	—	—	—	2,100	—

	Six Months Ended June 30,		Fiscal Year Ended December 31,
	2020	2019	2019	2018	2017
(in thousands)	(Unaudited)

Development project charge	—	—	—	311	—

Depreciation and amortization	43,482	37,204	79,790	70,508	62,102

Depletion of landfill operating lease obligations	3,468	3,623	7,711	9,724	9,646

Interest accretion on landfill and environmental remediation liabilities	3,542	3,579	6,976	5,708	4,482

Adjusted EBITDA	$77,480	$67,004	$156,539	$138,010	$129,006

RISK FACTORS

An investment in our Class A common stock involves significant risks. Before deciding whether to invest in our Class A common stock, you should consider carefully the risks described below and discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020 and June 30, 2020, together with all of the other information contained in this prospectus supplement, the accompanying prospectus and in our filings with the Securities and Exchange Commission (“SEC”), that we have incorporated by reference in this prospectus supplement and the accompanying prospectus. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. If any of these risks actually occurs, our business, financial condition, results of operations and cash flow could be seriously harmed. This could cause the trading price of our Class A common stock to decline, resulting in a loss of all or part of your investment.

Risks Related to Our Business

The COVID-19 pandemic and related decline in economic activity is adversely affecting, and will continue to adversely affect, our business, outlook, liquidity and results of operations, and we have experienced and expect to continue to experience reductions in demand for certain of our services.

The COVID-19 pandemic has caused, and will continue to cause, economic disruption across our geographic footprint. Although as an essential service provider we have continued our operations, the COVID-19 pandemic negatively impacted our revenue at the end of the first quarter of 2020 and through the third quarter of 2020 as some of our commercial collection customers requested service level decreases, construction activity decreased and volumes into our landfills declined on lower economic activity. The decline in our customers’ demand for our services and reduced volumes into our landfills has had, and is likely to continue to have, an adverse impact on our financial condition, results of operations and cash flows.

We are closely monitoring and evaluating the potential impacts that the COVID-19 pandemic may have on our business as well as our customers and employees. Due to the uncertain and evolving nature of economic conditions, we are unable to predict accurately the full extent of the impact and effects that the COVID-19 pandemic will have on our business going forward. We currently expect, however, that the COVID-19 pandemic will continue to negatively impact our financial performance going forward. We expect that the COVID-19 pandemic will negatively impact our business in other ways, including, but not limited to, higher costs associated with providing a safe working environment for our employees, potential employee layoffs or furloughs, employee impacts from illness, supporting a remote administration workforce, community response measures, the inability of customers to continue to pay for services, temporary closures of our facilities or the facilities of our customers, and an increase in borrowing costs.

The extent of the effects of the COVID-19 pandemic on our business, results of operations and cash flows will ultimately depend on future developments. These include, but are not limited to, the severity, extent and duration of the outbreak; actions taken by national, state and local governments to contain the outbreak or treat its impact; the speed and effectiveness of responses to combat the outbreak; the effect of the changes in hiring levels and remote working arrangements that we and our customers have implemented; and the impact on our contracts with customers and vendors. The COVID-19 pandemic may also materially adversely affect our operating and financial results in a manner that is not currently known to us or that we do not currently consider to present significant risks to our operations.

We face substantial competition in the solid waste services industry, and if we cannot successfully compete in the marketplace, our business, financial condition and results of operations may be materially adversely affected.

The solid waste services industry is highly competitive, has undergone a period of consolidation and requires substantial labor and capital resources. The markets in which we compete are served by, or are adjacent to markets served by, one or more of the large national or super regional solid waste companies, as well as numerous regional and local solid waste companies. Intense competition exists not only to provide services to customers, but also to acquire other businesses within each market. Some of our competitors have significantly greater financial and other resources than we do. From time to time, competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid contract. These practices may require us to reduce the pricing of our services and may result in a loss of business.

As is generally the case in our industry, municipal contracts are typically subject to periodic competitive bidding. We may not be the successful bidder to obtain or retain these contracts. If we are unable to compete with larger and better capitalized companies or replace municipal contracts lost through the competitive bidding process with comparable contracts or other revenue sources within a reasonable time period, our revenues would decrease and our operating results could be materially adversely affected.

In our solid waste disposal markets, we also compete with operators of alternative disposal and recycling facilities and with counties, municipalities and solid waste districts that maintain their own solid waste collection, recycling and disposal operations. We are also increasingly competing with companies which seek to use parts of the waste stream as feedstock for renewable energy supplies. Public entities may have financial advantages because of their ability to charge user fees or similar charges, impose taxes and apply resulting revenues, access tax-exempt financing, transport waste to disposal sites outside of the northeastern markets, and, in some cases, utilize government subsidies.

In addition, we may be impacted by the development and commercialization of disruptive technologies that may materially change how waste management services are provided. If we are unable to gain access to these technologies or to compete effectively against them, our financial results may suffer.

We also experience competition in our hiring of drivers and mechanics necessary to service our customers. This competition may come from other waste management companies, but it also comes from other employers who hire drivers and maintain fleets, such as companies that provide courier delivery services, including United Parcel Service, Inc. and FedEx Corporation, as well as from a tightening labor market. If we are unable to hire and retain sufficient numbers of drivers to service our collection and disposal routes and mechanics to maintain our trucks, our financial condition and operating results could be materially impacted.

Our growth strategy focuses on complementing or expanding our business through the acquisition of companies or assets, or the development of new operations. However, we may be unable to complete these transactions and, if executed, these transactions may not improve our business or may pose significant risks and could have a negative effect on our operations.

Our growth strategy includes engaging in acquisitions or developing operations or assets with the goal of complementing or expanding our business. These acquisitions may include “tuck-in” acquisitions within our existing markets, acquisitions of assets that are adjacent to or outside of our existing markets, or larger, more strategic acquisitions. In addition, from time to time we may acquire businesses that are complementary to our core business strategy. We may not be able to identify suitable acquisition candidates, and if we identify suitable acquisition candidates, we may be unable to successfully negotiate the acquisition at a price or on terms and conditions acceptable to us. Furthermore, we may be unable to obtain the necessary regulatory approvals to complete potential acquisitions.

Our ability to achieve the benefits from any potential future acquisitions, including cost savings and operating efficiencies, depends in part on our ability to successfully integrate the operations of such acquired businesses with our operations. The integration of acquired businesses and other assets may require significant management time and resources that would otherwise be available for the ongoing management of our existing operations. Any operations, properties or facilities that we acquire may be subject to unknown liabilities, such as undisclosed environmental contamination, or other environmental liability, including off-site disposal liability for which we would have no recourse, or only limited recourse, to the former owners of such operations or properties. As a result, if a liability were asserted against us based upon ownership of an acquired property, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow.

The waste management industry is undergoing fundamental change as traditional waste streams are increasingly viewed as renewable resources, which may adversely affect volumes and tipping fees at our landfills.

As we continue to develop our landfill capacity, the waste management industry is recognizing the value of the waste stream as a renewable resource, and accordingly, alternatives to landfilling are being developed that seek to maximize the renewable energy and other resource benefits of solid waste. These alternatives affect the demand for landfill airspace, and could affect our ability to operate our landfills at full capacity, as well as the tipping fees and prices that waste management companies generally, and that we, in particular, can charge for landfill airspace. Reduced tipping fees can affect our willingness to incur the expenditures necessary to increase the permitted capacity of the landfills. As a result, our revenues and operating margins could be materially adversely affected due to these disposal alternatives.

The waste industry is subject to extensive government regulations, including environmental laws and regulations, and we incur substantial costs to comply with such laws and regulations. Failure to comply with environmental or other laws and regulations, as well as enforcement actions and litigation arising from an actual or perceived breach of such laws and regulations, could subject us to fines, penalties, and judgments, and impose limits on our ability to operate and expand.

We are subject to potential liability and restrictions under environmental laws and regulations, including potential liability and restrictions arising from or relating to the transportation, handling, recycling, generation, treatment, storage and disposal of wastes, the presence, release, discharge or emission of pollutants, and the investigation, remediation and monitoring of impacts to soil, surface water, groundwater and other environmental media including natural resources, as a result of the actual or alleged presence, release, discharge or emission of hazardous substances, pollutants or contaminants on, at, under or migrating from our properties, or in connection with our operations. The waste management industry has been and will continue to be subject to regulation, including permitting and related financial assurance requirements, as well as attempts to further regulate the industry, including efforts to regulate and limit the emission of greenhouse gases. Our solid waste operations are subject to a wide range of federal, state and, in some cases, local environmental, odor and noise and land use restrictions. If we are not able to comply with the requirements that apply to a particular facility or if we operate in violation of the terms and conditions of, or without the necessary approvals or permits, we could be subject to administrative or civil, and possibly criminal, fines and penalties, and we may be required to spend substantial capital to bring an operation into compliance, to temporarily or permanently discontinue activities, and/or take corrective actions, possibly including removal of landfilled materials. Those costs or actions could be significant to us and affect our results of operations, cash flows, and available capital. Environmental and land use laws and regulations also affect our ability to expand and, in the case of our solid waste operations, may dictate those geographic areas from which we must, or, from which we may not, accept solid waste. Those laws and regulations may limit the overall size and daily solid waste volume that may be accepted by a solid waste operation. If we are not able to expand or otherwise operate one or more of our facilities because of limits imposed under such laws, we may be required to increase our utilization of disposal facilities owned by third-parties, which could reduce our revenues and/or operating margins.

In addition to complying with environmental laws and regulations, we are required to obtain government permits to operate our facilities, including all of our landfills. There is no guarantee that we will be able to obtain the requisite permits and, even if we could, that any permit (and any existing permits we currently hold) will be renewed or modified as needed to fit our business needs. Localities where we operate generally seek to regulate some or all landfill and transfer station operations, including siting and expansion of operations. The laws and regulations adopted by municipalities in which our landfills and transfer stations are located may limit or prohibit the expansion of a landfill or transfer station, as well as the amount of solid waste that we can accept at the landfill or transfer station on a daily, quarterly or annual basis, and any effort to acquire or expand landfills and transfer stations, which typically involves a significant amount of time and expense. In addition, state laws applicable to certain of our landfills require that the state determine whether acceptance of waste at the landfill not generated within the state provides a substantial public benefit. We may not be successful in obtaining new landfill or transfer station sites or expanding the permitted capacity of any of our current landfills and transfer stations. If we are unable to develop additional disposal and transfer station capacity, our ability to achieve economies from the internalization of our waste stream will be limited. If we fail to receive new landfill permits or renew existing permits, we may incur landfill asset impairment and other charges associated with accelerated closure.

We have historically grown through acquisitions, may make additional acquisitions in the future, and we have tried and will continue to try to evaluate and limit environmental risks and liabilities presented by businesses to be acquired prior to the acquisition. It is possible that some liabilities may prove to be more difficult or costly to address than we anticipate. It is also possible that government officials responsible for enforcing environmental laws and regulations may believe an issue is more serious than we expect, or that we will fail to identify or fully appreciate an existing liability before we become responsible for addressing it. Some of the legal sanctions to which we could become subject could cause the suspension or revocation of a permit, prevent us from, or delay us in, obtaining or renewing permits to operate or expand our facilities, or harm our reputation. As of June 30, 2020, we have recorded a $1.2 million environmental remediation liability for the estimated cost of our share of work associated with a consent order issued by the State of New York to remediate a scrap yard and solid waste transfer station owned by one of our acquired subsidiaries, including the recognition of accretion expense, and a $4.2 million environmental remediation liability related to our obligation associated with installation of a municipal waterline associated with Southbridge Recycling & Disposal Park, Inc., including the recognition of accretion expense in other accrued liabilities and other long-term liabilities. There can be no assurance that the cost of such cleanup or that our share of that cost will not exceed our estimates.

In addition to the costs of complying with environmental laws and regulations, we incur costs in connection with environmental proceedings and litigation brought against us by government agencies and private parties. We are, and may be in the future, a defendant in lawsuits brought by parties alleging environmental damage, including natural resource damage, personal injury, and/or property damage or impairment, or seeking to impose civil penalties, injunctive relief or overturn or prevent the issuance of an operating permit or authorization, all of which may result in us incurring significant liabilities.

We may not have sufficient insurance coverage for our environmental liabilities, such coverage may not cover all of the potential liabilities we may be subject to and/or we may not be able to obtain insurance coverage in the future at reasonable expense, or at all.

The conduct of our businesses is also subject to various other laws and regulations administered by federal, state and local governmental agencies, including tax laws, employment laws and competition laws, among others. New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, including taxes or other limitations on our services, may alter the environment in which we do business and, therefore, may impact our results or increase our costs or liabilities.

In certain jurisdictions, we are subject to compliance with specific obligations under competition laws due to our competitive position in those jurisdictions. For example, in May 2002, we entered into an assurance of discontinuance with the Vermont Attorney General’s Office concerning, among other matters, the conduct of our business in Vermont relating to certain contract terms applicable to our small commercial container customers. In August 2011, a revised final judgment of consent and order was entered by the Vermont Superior Court Washington Unit, Civil Division, as a result of some of our small commercial container customers having been mistakenly issued contracts that did not strictly comply with the terms of the assurance of discontinuance. Pursuant to the order, we paid a civil penalty in an aggregate amount of $1.0 million. In July 2014, we entered into an assurance of discontinuance with the office of the New York Attorney General in connection with certain of our commercial practices in certain specified counties in New York, pursuant to which we paid the State of New York a sum of $0.1 million. The assurances of discontinuance and order provide for certain restrictions on our customer contract terms, certain conditions on our business acquisitions, sales and market share and require us to maintain an internal compliance program. Failure to comply with these requirements or other laws or regulations could subject us to enforcement actions or financial penalties which could have a material adverse effect on our business.

Our results of operations are affected by low commodity prices and diminished markets for recyclable materials.

Our results of operations have been and will continue to be affected by falling purchase or resale prices or market requirements for recyclable materials. Our recycling business involves the purchase and sale of recyclable materials, some of which are priced on a commodity basis. The commodity markets continue to see ongoing negative pressure on pricing associated with the decline of the fiber market due to less use of paper products such as newspaper and office paper as a result of increased on-line reading. As a result of these market changes, domestic demand for various recycled fibers from mill buyers has steadily declined over the past decade, and as such until 2017 we had exported more of these materials overseas to China. In 2017, China launched a campaign called National Sword which imposed significant restrictions on the importation into China of recyclable materials, including a complete ban on the import into China of mixed paper and new quality standards for contaminants in recyclable materials commencing January 1, 2018. Furthermore, China has issued limited import licenses for its mills to import recyclable commodities, resulting in a decrease of over 50% of imports of recyclable commodities into China. These factors have had a significant impact on our business and have required us to seek alternative export markets for recyclable commodities.

In addition, some of the countries that took recyclable commodities following China’s imposition of restrictions, including Indonesia and India, have themselves imposed similar restrictions on U.S. exports, further impacting prices. Although we have restructured many of our recycling contracts to require the respective municipalities to absorb some of the impact of declining commodity prices, these restructured contracts have had the impact of significantly increasing the costs to municipalities for continuing to offer recycling services to their customers. In the event that the costs of such services become excessive, such municipalities could discontinue their recycling programs altogether, which could materially affect our financial results.

We seek to limit our exposure to fluctuating commodity prices through: our revenue sharing contracts that share commodity prices above a threshold level or charge a tipping fee below the threshold; our net commodity rate formula that allows us to pass back higher costs to sell commodities, including higher labor costs or equipment costs to meet new quality standards; our floating Sustainability Recycling Adjustment fee that passes back the cost of recycling to our collection customers; and as applicable, the use of hedging agreements, floor price contracts and long-term supply contracts with customers. Although we have introduced these risk mitigation programs to help offset volatility in commodity prices and to offset higher labor or capital costs to meet more stringent contamination standards, we cannot provide assurance that we can use these programs with our customers in all circumstances or that they will mitigate these risks in an evolving recycling environment.

Our business requires a high level of capital expenditures.

Our business is capital intensive. Our capital expenditure requirements include fixed asset purchases and capital expenditures for landfill development and cell construction, as well as site and cell closure. We use a substantial portion of our cash flows from operating activities toward capital expenditures, which reduces our flexibility to use such cash flows for other purposes, such as reducing our indebtedness. Our capital expenditures could increase if we make acquisitions or further expand our operations, or as a result of factors beyond our control, such as changes in federal, state or local governmental requirements. The amount that we spend on capital expenditures may exceed current expectations, which may require us to obtain additional funding for our operations or impair our ability to grow our business.

We are upgrading our technology infrastructure and there can be no assurance that our efforts will be completed on the projected timetable or that our investment will result in the expected gains.

We are upgrading our technology infrastructure, including a limited pilot of a new service management system and other systems that we believe will improve our internal processes and the productivity of our employees. These upgrades are complex and there can be no assurance that they will result in expected productivity gains and operating cost reductions on our anticipated timeline, if at all. In addition, if we are not able to maintain the security of our data, confidential information about us or our customers or suppliers could be inadvertently disclosed, subjecting us to possible expenses and other liabilities as well as adversely impacting customer and other third-party relationships. If we are unable to benefit from new technologies, we may be at a competitive disadvantage to other companies in the waste management industry, in which case our operating results could suffer.

Cybersecurity incidents could negatively impact our business and our relationships with customers, adversely affecting our financial results and exposing us to litigation risk.

We use computer technology in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our customers and our employees to be able to process transactions and provide information that we feel is necessary to manage our business. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers’ personal information, private information about employees, and financial and strategic information about us and our business partners. We also rely on a Payment Card Industry compliant third party to protect our customers’ credit card information. Further, as we pursue our strategy to grow through acquisitions and to pursue new initiatives that improve our operations and cost structure, we are also expanding and improving our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. If we fail to assess and identify cyber security risks associated with acquisitions and new initiatives, we may become increasingly vulnerable to such risks. Additionally, while we have implemented measures to prevent security breaches and cyber incidents, our preventive or detection measures and incident response efforts may not be entirely effective, especially as cyber security attacks continue to evolve and become more sophisticated, often are not recognized until launched against a target and may be difficult to detect for a long time. We are also exposed to cybersecurity risk with respect to data and other information that may be shared with third parties in connection with our business operations, if such third parties become subject to security breaches or other releases of information. As an example, Arthur J. Gallagher & Co (“Gallagher”), which is agent for a number of our insurance policies, recently publicly disclosed that it detected a ransomware incident impacting a limited portion of its internal systems. We do not have any further information from Gallagher at this time and there can be no assurance that certain or all of our information that had been previously disclosed to Gallagher was not exposed in such breach.

If company, personal or otherwise protected information is improperly accessed, tampered with or distributed, we may face significant financial exposure, including incurring significant costs to remediate possible injury to the affected parties. We may also be subject to sanctions and civil or criminal penalties if we are found to be in violation of the privacy or security rules under laws protecting confidential information. If our established network of security controls, policy enforcement mechanisms, educational awareness programs and monitoring systems that we use to address these threats to technology fail, the theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential litigation and liability and competitive disadvantage. While we have purchased insurance coverage for cybersecurity risks, there can be no assurance that any such coverage would be adequate to cover potential liability.

Our business is geographically concentrated and is therefore subject to regional economic downturns.

Our operations and customers are concentrated principally in New England and New York. Therefore, our business, financial condition and results of operations are susceptible to regional economic downturns and other regional factors, including state regulations and budget constraints and severe weather conditions. In addition, as we seek to expand in our existing markets, opportunities for growth within this region will become more limited and the geographic concentration of our business will increase.

Our results of operations and financial condition may be negatively affected if we inadequately accrue for final capping, closure and post-closure costs or by the timing of these costs for our waste disposal facilities.

We have material financial obligations relating to final capping, closure and post-closure costs of our existing owned or operated landfills and will have material financial obligations with respect to any disposal facilities that we may own or operate in the future. Once the permitted capacity of a particular landfill is reached and additional capacity is not authorized, or a determination is made to cease operations at a landfill due to other considerations, the landfill must be closed and capped, and we must begin post-closure maintenance. We establish accruals for the estimated costs associated with such final capping, closure and post-closure obligations over the anticipated useful life of each landfill on a per ton basis. We have provided and expect that we will in the future provide accruals for financial obligations relating to final capping, closure and post-closure costs of our owned or operated landfills, generally for a term of 30 years after closure of a landfill. Our financial obligations for final capping, closure or post-closure costs could exceed the amounts accrued or amounts otherwise receivable pursuant to trust funds established for this purpose. Such a circumstance could result in significant unanticipated charges that would have an adverse effect on our business.

In addition, the timing of any such final capping, closure or post-closure costs, which exceed established accruals, may further negatively affect our business. Since we will be unable to control the timing and amounts of such costs, we may be forced to delay investments or planned improvements in other parts of our business or we may be unable to meet applicable financial assurance requirements. Any of the foregoing would negatively affect our business and results of operations.

Fluctuations in fuel costs could affect our operating expenses and results.

The price and supply of fuel is unpredictable and fluctuates based on events beyond our control, including among others, geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regional production patterns. Because fuel is needed to run our fleet of trucks, price escalations for fuel increase our operating expenses. In the fiscal year ended December 31, 2019, we used approximately 6.5 million gallons of diesel fuel in our solid waste operations. Although we have an Energy and Environmental fee program, which includes an Energy component that floats on a monthly basis based on diesel fuel prices, contractual restrictions and competitive conditions may impact our opportunity to pass this fee on to our customers in all circumstances.

Our insurance coverage and self-insurance reserves may be inadequate to cover all significant risk exposures.

We carry a range of insurance policies intended to protect our assets and operations, including general liability insurance, property damage and environmental risk insurance. While we endeavor to purchase insurance coverage appropriate to our risk assessment, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages, and as a result our insurance program may not fully cover us for losses we may incur. In addition, as a result of a number of catastrophic weather and other events in the United States, insurance companies have incurred substantial losses and accordingly in many cases they have substantially reduced the nature and amount of insurance coverage available to the market, have broadened exclusions, and/or have substantially increased the cost of such coverage. It is likely that the tight insurance market will continue into the foreseeable future. A partially or completely uninsured claim against us (including liabilities associated with cleanup or remediation at our facilities), if successful and of sufficient magnitude, could have a material adverse effect on our business, financial condition and results of operations. Any future difficulty in obtaining insurance could also impair our ability to secure future contracts, which may be conditioned upon the availability of adequate insurance coverage. In addition, claims associated with risks we have retained under our self-insurance programs may exceed our recorded reserves which could negatively impact future earnings.

We could be precluded from entering into contracts or obtaining or maintaining permits or certain contracts if we are unable to obtain third-party financial assurance to secure our contractual obligations.

Public solid waste collection, recycling and disposal contracts, and obligations associated with landfill closure and post-closure typically require performance or surety bonds, letters of credit or other means of financial assurance to secure our contractual performance. We currently obtain performance and surety bonds from Evergreen National Indemnity Company, in which we hold a 19.9% equity interest. If we are unable to obtain the necessary financial assurance in sufficient amounts or at acceptable rates, we could be precluded from entering into additional municipal contracts or from obtaining or retaining landfill management contracts or operating permits.

We may be required to write-off or impair capitalized costs or intangible assets in the future or we may incur restructuring costs or other charges, each of which could harm our earnings.

In accordance with generally accepted accounting principles in the United States, we capitalize certain expenditures and advances relating to our acquisitions, pending acquisitions, landfills, cost method investments and development projects. In addition, we have considerable unamortized assets. From time to time in future periods, we may be required to incur a charge against earnings in an amount equal to any unamortized capitalized expenditures and advances, net of any portion thereof that we estimate will be recoverable, through sale or otherwise, relating to: (1) any operation or other asset that is being sold, permanently shut down or impaired or has not generated or is not expected to generate sufficient cash flow; (2) any pending acquisition that is not consummated; (3) any landfill or development project that is not expected to be successfully completed; and (4) any goodwill or other intangible assets that are determined to be impaired.

In response to such charges and costs and other market factors, we may be required to implement restructuring plans in an effort to reduce the size and cost of our operations and to better match our resources with our market opportunities. As a result of such actions, we would expect to incur restructuring expenses and accounting charges which may be material. Several factors could cause a restructuring to adversely affect our business, financial condition and results of operations. These include potential disruption of our operations, the development of our landfill capacity and recycling technologies and other aspects of our business. Employee morale and productivity could also suffer and result in unintended employee attrition. Any restructuring would require substantial management time and attention and may divert management from other important work. Moreover, we could encounter delays in executing any restructuring plans, which could cause further disruption and additional unanticipated expense.

Our revenues and our operating income experience seasonal fluctuations.

Our transfer and disposal revenues historically have been higher in the late spring, summer and early fall months. This seasonality reflects the lower volume of solid waste during the late fall, winter and early spring months primarily because:

•	the volume of waste relating to C&D activities decreases substantially during the winter months in the northeastern United States; and

•

decreased tourism in Vermont, Maine and eastern New York during the winter months tends to lower the volume of solid waste generated by commercial and restaurant customers, which is partially offset by increased volume from the ski industry.

Since certain of our operating and fixed costs remain constant throughout the fiscal year, operating income is impacted by a similar seasonality. In addition, particularly harsh weather conditions typically result in increased operating costs.

Adverse weather conditions may limit our operations and increase the costs of collection and disposal.

Our collection and landfill operations could be adversely impacted by extended periods of inclement weather, or by increased severity of weather. Adverse weather could increase our operating costs associated with the collection and disposal of waste, delay the collection and disposal of waste, reduce the volume of waste delivered to our disposal sites, increase the volume of waste collected under our existing contracts (without corresponding compensation), decrease the throughput and operating efficiency of our materials recycling facilities, or delay construction or expansion of our landfill sites and other facilities. In addition, adverse weather conditions may result in the temporary suspension of our operations, which can significantly affect our operating results in the affected regions during those periods.

Efforts by labor unions to organize our employees could divert management attention and increase our operating expenses.

Certain groups of our employees have chosen to be represented by unions, and we have negotiated collective bargaining agreements with these groups. The negotiation of collective bargaining agreements could divert management attention and result in increased operating expenses and lower net income (or increased net loss). If we are unable to negotiate acceptable collective bargaining agreements, we may be subject to union-initiated work stoppages, including strikes. Depending on the type and duration of any labor disruptions, our revenues could decrease and our operating expenses could increase, which could adversely affect our financial condition, results of operations and cash flows. As of June 30, 2020, approximately 6% of our employees were represented by unions.

Our enterprise risk management process may not be effective in mitigating the risks to which we are subject, or in reducing the potential for losses in connection with such risks.

Our enterprise risk management framework is designed to minimize or mitigate the risks to which we are subject, as well as any losses stemming from such risks. Although we seek to identify, measure, monitor, report, and control our exposure to such risks, and employ a broad and diversified set of risk monitoring and mitigation techniques in the process, those techniques are inherently limited in their ability to anticipate the existence or development of risks that are currently unknown and unanticipated. The ineffectiveness of our enterprise risk management framework in mitigating the impact of known risks or the emergence of previously unknown or unanticipated risks may result in our incurring losses in the future that could adversely impact our financial condition and results of operations.

Risks Related to Our Indebtedness

We have substantial debt and have the ability to incur additional debt. The principal and interest payment obligations of such debt may restrict our future operations.

As of June 30, 2020, we had approximately $543.1 million of outstanding principal indebtedness (excluding approximately $26.4 million of outstanding letters of credit issued under our term loan A facility (“Term Loan Facility“) and revolving line of credit facility (“Revolving Credit Facility” and, together with the Term Loan Facility, the “Credit Facility”). The Credit Facility consists of the Term Loan Facility with term loans in the outstanding principal amount of $350.0 million and the Revolving Credit Facility with loans thereunder being available up to an aggregate principal amount of $200.0 million, of which $135.9 million of unused commitments remain under the Revolving Credit Facility, subject to customary borrowing conditions. In addition, the terms of our existing indebtedness permit us to incur additional debt. Our substantial debt, among other things:

•

requires us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which reduces funds available for other business purposes, including capital expenditures and acquisitions;

•	may place us at a competitive disadvantage compared with some of our competitors that may have less debt and better access to capital resources; and

•

limits our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes, but does allow us to increase the amount of our debt substantially subject to the conditions in the Credit Facility.

Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds, to meet these obligations or to successfully execute our business strategy.

A portion of our indebtedness bears interest at variable rates. To the extent interest rates rise from current levels, we may incur higher levels of interest expense on our variable rate debt. We have sought to mitigate against adverse movements in interest rates by entering into: (a) fixed interest rate debt instruments; and (b) interest rate derivative agreements to hedge the variable rate portion of our long-term debt.

As of June 30, 2020, our interest rate derivative agreements have a total notional amount of $190.0 million. According to the terms of the agreements, we receive interest based on the 1-month LIBOR index and pay interest at a weighted average rate of approximately 2.54%. The agreements mature between February 2021 and May 2023. Additionally, we have forward starting interest rate derivative agreements with a total notional amount of $125.0 million that mature between February 2026 and May 2028. We receive interest based on the 1-month LIBOR index, restricted by a 0.0% floor, and will pay interest at a weighted average rate of approximately 1.63%.

While our interest rate derivative counterparties are large financial institutions that we believe are well capitalized, if one or more of our interest rate derivative counterparties fails to perform under the terms of their agreements with us, we may not receive payments due under the applicable agreement(s) and the derivatives may prove to be ineffective in hedging our interest rate risk.

The Credit Facility requires us to meet a number of financial ratios and covenants.

The Credit Facility contains certain affirmative and negative covenants which, among other things and subject, in certain cases, to certain basket amounts and other exceptions, limit the existence of additional indebtedness, the existence of liens or pledges, certain investments, acquisitions and sales or other transfers of assets, the payment of dividends and distributions and repurchases of equity, prepayments of certain junior indebtedness, and certain other transactions. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities. Additionally, the Credit Facility requires, solely for the benefit of the lenders under the Revolving Credit Facility, that we meet financial tests, including, without limitation:

•	minimum consolidated EBITDA to consolidated cash interest charges ratio; and

•	maximum consolidated funded debt (net of up to an agreed amount of cash and cash equivalents) to consolidated EBITDA ratio.

An event of default under any of our debt agreements could permit some of our lenders, including the lenders under the Credit Facility, to declare all amounts borrowed from them to be immediately due and payable, together with accrued and unpaid interest, or, in the case of the Credit Facility, terminate the commitment to make further credit extensions thereunder, which could, in turn, trigger cross-defaults under other debt obligations. If we were unable to repay debt to our lenders, or were otherwise in default under any provision governing our outstanding debt obligations, our secured lenders could proceed against us and against the collateral securing that debt.

Risks Related to This Offering

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our Class A common stock.

The market price of our Class A common stock can be volatile, and the value of your investment could decline significantly.

The trading price for our Class A common stock has been, and we expect it to continue to be, volatile. The price at which our Class A common stock trades depends upon a number of factors, including our historical and anticipated operating results, our financial condition, our ability or inability to raise the additional capital we may need and the terms on which we raise it, and general market and economic conditions, some of which are beyond our control. These broad market fluctuations may lower the market price of our Class A common stock and affect the volume of trading in our stock.

Future sales of our Class A common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. As of September 30, 2020, we had 47,384,433 shares of Class A common stock outstanding. Of these shares, 963,128 shares are subject to lock-up agreements entered into in connection with this offering but may be sold beginning on the day that is 30 days after the date of this prospectus supplement. Raymond James & Associates, Inc. and BofA Securities, Inc., in their sole discretion, may release the Class A common stock and other securities subject to these lock-up agreements in whole or in part at any time with or without notice. See “Underwriting” for more information on these lock-up agreements. Any of our remaining shares are eligible for sale in the public market, subject in some cases to compliance with the requirements of Rule 144 of the Securities Act, including the volume limitations and manner of sale requirements. In addition, all of the shares offered under this prospectus supplement and the accompanying prospectus will be freely tradable without restriction or further registration upon issuance.

We have never declared or paid dividends on our capital stock, and we do not anticipate paying dividends in the foreseeable future.

Our business requires significant funding, and we currently intend to retain earnings, if any, to support our business strategy. Therefore, we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. In addition, our credit facility and indentures restrict the payment of dividends on our Class A common stock. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of potential gain for the foreseeable future.

Holders of our Class A common stock, which is the stock we are selling in this offering, are entitled to one vote per share, and holders of our Class B common stock are entitled to ten votes per share. The lower voting power of the Class A common stock may negatively affect the attractiveness of our Class A common stock to investors and, as a result, its market value.

We have two classes of common stock: Class A common stock, which is the stock we are selling in this offering and which is entitled to one vote per share, and Class B common stock, all of which are beneficially owned by John W. Casella, our Chairman and Chief Executive Officer, and his brother, Douglas R. Casella, a member of our Board of Directors, and which is entitled to ten votes per share. Except for the election of one of our directors and in certain limited circumstances required by applicable law, holders of Class A common stock and Class B common stock vote together as a single class on all matters to be voted on by our stockholders. As of September 30, 2020, an aggregate of 988,200 shares of our Class B common stock, representing 9,882,000 votes, were outstanding. Based on the number of shares of common stock outstanding as of September 30, 2020, the shares of our Class A common stock and Class B common stock beneficially owned by John W. Casella and Douglas R. Casella represented approximately 18.0% of the aggregate voting power of our stockholders. After the completion of this offering (assuming no exercise of their option to purchase additional shares) and based on the number of shares of common stock outstanding as of September 30, 2020, approximately 17.3% of the total voting power of our outstanding shares will be held by the Class B common stockholders (including voting power under the shares of Class A common stock held by such Class B common stockholders). Consequently, John W. Casella and Douglas R. Casella are able to substantially influence all matters for stockholder consideration and constitute, and are expected to continue to constitute, a significant portion of the shares entitled to vote on all matters requiring approval by our stockholders. The difference in the voting power of our Class A common stock and Class B common stock could diminish the market value of our Class A common stock if investors attribute value to the superior voting rights of our Class B common stock and the power those rights confer.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to us will be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes. Although we have not yet identified specific uses for these proceeds, we currently anticipate using the proceeds for some or all of the following purposes:

•	potential acquisitions or development of new operations or assets with the goal of complementing or expanding our business;

•	working capital; and

•	capital expenditures.

We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the balance of the net proceeds of the offering in deposit accounts, money market funds, U.S. government sponsored enterprise obligations and corporate obligations.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2020:

•	on an actual basis; and

•

on an as adjusted basis to give effect our issuance and sale of                  shares of Class A common stock in this offering (assuming no exercise by the underwriters of their option to purchase additional shares) at a public offering price of $                 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Summary—Summary Consolidated Financial Data” and “Use of Proceeds” appearing elsewhere in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the accompanying notes, appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, which are incorporated by reference in this prospectus supplement.

	June 30, 2020
	Actual	As Adjusted
(in thousands)

Cash and cash equivalents (1)	$3,073	$

Debt:

Revolving Credit Facility	$37,700	$

Term Loan Facility	350,000

Industrial Revenue Bonds	122,000

Notes payable and finance leases	33,367

Total Debt (2)	$543,067

Stockholders’ deficit:

Class A common stock, $0.01 par value per share: 100,000 shares authorized, actual and as adjusted; 47,382 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	$474

Class B common stock, $0.01 par value per share: 1,000 shares authorized, actual and as adjusted; 988 shares issued and outstanding, actual and as adjusted	10

Additional paid-in capital	489,193

Accumulated deficit	(344,133)

Accumulated other comprehensive income	(14,799)

Total stockholders’ equity	130,745

Total capitalization	$673,812	$

(1)	As of September 30, 2020, we had cash and cash equivalents of $21.1 million.
(2)	As of September 30, 2020, we had outstanding total debt of $549.1 million.

The above table does not reflect:

•	90,114 shares of Class A common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $8.91 per share as of June 30, 2020;

•	1,114,330 additional shares of Class A common stock reserved for future issuance under our 2016 Incentive Plan as of June 30, 2020;

•	84,376 shares of Class A common stock reserved for future issuance under our Amended and Restated 1997 Employee Stock Purchase Plan as of June 30, 2020; and

•	an aggregate of 699,056 shares of Class A common stock issuable upon the vesting of outstanding restricted stock units and performance stock units as of June 30, 2020.

DIVIDEND POLICY

No dividends have ever been declared or paid on our Class A common stock and we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. Our credit facility and indentures restrict or condition the payment of dividends on our Class A common stock. We currently intend to retain earnings, if any, to support our business strategy. Payment of future dividends, if any, will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements and any plans for expansion.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their acquisition, ownership and disposition of shares of our Class A common stock issued pursuant to this offering. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner (other than a partnership or other pass-through entity) of our Class A common stock that is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or any other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, as in effect as of the date of this prospectus supplement and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus supplement. In addition, there can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described in this prospectus supplement.

This discussion addresses only non-U.S. holders that hold shares of our Class A common stock as a capital asset, generally property held for investment.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address the alternative minimum tax, the Medicare tax on net investment income or any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers, dealers or traders in securities;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or persons who hold their Class A common stock through partnerships or other entities that are pass-through entities for U.S. federal income tax purposes. A partner in a partnership or member in another pass-through entity that will hold our Class A common stock should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our Class A common stock through a partnership or other pass-through entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our Class A common stock.

Distributions on Our Class A Common Stock

We do not anticipate paying any distributions on our Class A common stock in the foreseeable future. However, in the event that we do not make distributions of cash or other property on our Class A common stock, such distributions on our Class A common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the Class A common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Class A Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our Class A common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of any excess tax withheld, which the non-U.S. holder may claim by timely filing an appropriate claim with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements by providing a properly executed IRS Form W-8ECI. However, such U.S. effectively connected income is taxed on a net income basis at the same U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our Class A common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Sale, Exchange or Other Disposition of Our Class A Common Stock

Subject to the discussion below regarding “Backup Withholding and Information Reporting” and “FATCA”, a non-U.S. holder generally will not be subject to any U.S. federal income tax or withholding tax on any gain recognized upon such holder’s sale, exchange or other disposition of shares of our Class A common stock (other than a redemption that is treated as a distribution for U.S. federal income tax purposes and taxed as described above) unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed on a net income basis at the same U.S. federal income tax rates applicable to United States persons (as defined in the Code) and if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, may also apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may generally be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•

we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless (1) our Class A common stock is regularly traded on an established securities market and (2) the non-U.S. holder held no more than 5% of our outstanding Class A common stock, directly or indirectly, actually or constructively, during the shorter of (i) the 5-year period ending on the date of the disposition or (ii) the period that the non-U.S. holder held our Class A common stock, which we refer to as the applicable test period. Because of the landfills and other real property interests we own, we may be a “U.S. real property holding corporation.” The determination of whether we are a U.S. real property holding corporation is fact specific and depends on the composition of our assets. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a U.S. real property holding corporation during the applicable test period of a non-U.S. holder, and our Class A common stock is and continues to be regularly traded on an established securities market, such a non-U.S. holder who (actually or constructively) holds or held (at any time during the applicable test period) more than 5% of our Class A common stock would be subject to U.S. federal income tax on any gain from the disposition of our Class A common stock, but other non-U.S. holders generally would not be. In such case, a non-U.S.

holder that held (at any time during the applicable test period) more than 5% of our Class A common stock would be subject to tax on the net gain derived from the disposition of our Class A common stock at the U.S. federal income tax rates applicable to United States persons (as defined in the Code), and the non-U.S. holder would be required to file a U.S. tax return with respect to such gain. If our Class A common stock is not so traded and we are determined to be a U.S. real property holding corporation during the applicable test period, all non-U.S. holders generally would be subject to U.S. federal income tax on any gain from the disposition of our Class A common stock. In such case, transferees of our Class A common stock would generally be required to withhold 15% of the gross proceeds payable to the transferor. Any non-U.S. holder’s gain would be subject to regular U.S. federal income tax as if the non-U.S. holder were a United States person (as defined in the Code), and a non-U.S. holder would be required to file a U.S. tax return with respect to such gain. Although we anticipate that our Class A common stock will continue to be regularly traded on an established securities market, no assurance can be provided that our Class A common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. holders are encouraged to consult their own tax advisors regarding our possible status as a U.S. real property holding corporation and its possible consequences in their particular circumstances.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our Class A common stock paid to such holder and the tax withheld, if any, with respect to such distributions.

Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our Class A common stock. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable Form W-8) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Class A Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our Class A common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, or (iii) the foreign entity is otherwise excepted under FATCA.

While withholding under FATCA may apply to payments of gross proceeds from a sale or other disposition of our common stock, under recently proposed U.S. Treasury Regulations withholding on payments of gross proceeds is not required. Although these regulations are not final, applicable withholding agents may rely on the proposed regulations until final regulations are issued. If withholding under FATCA is required on any payment related to our Class A common stock, investors not otherwise subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment may be required to seek a refund or credit from the IRS. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock and the entities through which they hold our Class A common stock.

U.S. Federal Estate Tax

Shares of our Class A common stock that are owned or treated as owned at the time of death by an individual who is a non-U.S. holder, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal tax considerations is for prospective investors’ information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and disposing of our Class A common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement entered into with the underwriters named below, for whom Raymond James & Associates, Inc. and BofA Securities, Inc. are acting as representatives, the underwriters have severally agreed to purchase, and we have agreed to sell to them, the number of shares of our Class A common stock set forth opposite their names below:

Underwriter	Number of shares

Raymond James & Associates, Inc.

BofA Securities, Inc.

Total	2,350,000

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to purchase and accept delivery of the Class A common stock offered by this prospectus supplement are subject to approval by its counsel of legal matters and to certain other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of Class A common stock offered by this prospectus supplement, if any are purchased, other than those covered by the option to purchase additional shares described below.

Option to Purchase Additional Shares

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase from time to time up to an aggregate of 352,500 additional shares of Class A common stock, at the same price per share as they are paying for the shares shown in the table above. If the underwriters exercise their option to purchase any of the additional 352,500 shares, each underwriter, subject to certain conditions, will become obligated to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus supplement are being sold.

Commissions and Discounts

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of up to $                 per share. If all the shares are not sold at the price initially offered to the public, the underwriters may change the public offering price and concession and may offer shares from time to time for sale in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, subject to receipt and acceptance by the underwriters and subject to its right to reject any order in whole or in part.

The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters’ option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering will be approximately $500,000. We have agreed to reimburse the underwriters up to an aggregate of $10,000 for fees incurred by them in connection with any required filings with the Financial Industry Regulatory Authority.

	Without exercise	With full exercise

Per Share	$	$

Total	$	$

Indemnification

We have agreed to indemnify the underwriters against various liabilities, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act of 1934, as amended (the “Exchange Act”), or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Lock-up Agreements

We have agreed that for a period commencing on the date of this prospectus and ending on the day that is 30 days after the date of this prospectus supplement (the “Lock-Up Period”), we will not directly or indirectly, without the prior written consent of Raymond James & Associates, Inc. and BofA Securities, Inc., (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be reasonably expected to, result in the disposition by any person at any time in the future) any shares of Class A common stock or securities convertible into or exchangeable for Class A common stock (other than Class A common stock issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants, rights or other awards), or sell or grant options, rights or warrants with respect to any shares of Class A common stock or securities convertible into or exchangeable for Class A common stock(other than the grant of options or other awards pursuant to equity incentive plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Class A common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A common stock or other securities, in cash or otherwise, (3) file or cause to be filed a registration statement, including any amendments, with respect to the registration for the offer and sale by us of any shares of Class A common stock or securities convertible, exercisable or exchangeable into Class A common stock or any of our other securities, other than the filing of a registration statement on Form S-8 or (4) publicly disclose the intention to do any of the foregoing. The restrictions contained in the preceding sentence shall not apply to (A) the shares of Class A common stock offered hereby, (B) the issuance of shares of Class A common stock, restricted stock units, options to purchase Class A common stock or performance units pursuant to employee benefit plans, qualified stock option plans, our equity incentive plans or other employee compensation plans in effect on the date of this prospectus supplement or pursuant to currently outstanding restricted stock units, options, warrants, rights or performance units and (C) the sale or issuance of shares of Class A common stock to an unaffiliated third party in connection with an acquisition, a merger, a consolidation or sale or purchase of assets or in connection with a strategic alliance, investment, partnership, collaboration, marketing arrangement or other joint venture or strategic transaction in an aggregate amount not to exceed 10% of the outstanding shares of Class A common stock as of the date of this prospectus supplement, provided that the recipient of such shares of Class A common stock shall sign and deliver a lock-up agreement.

Our directors and executive officers have entered into lock-up agreements with Raymond James & Associates, Inc. and BofA Securities, Inc. pursuant to which, during the Lock-Up Period, each of them, will not, without the prior written consent of Raymond James & Associates, Inc. and BofA Securities, Inc., (1) offer, sell, contract to sell, grant any option to purchase or otherwise dispose of (collectively, a “Disposition”) any Class A common stock, Class B common stock, options or other equity securities (the “Company Securities”) or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any Company Securities held by such holder or acquired by such holder during the Lock-Up Period (“Lock-Up Shares”), or publicly disclose the intention to make any offer, sale, pledge or disposition of Lock-Up Shares, (2) exercise or seek to exercise or effectuate in any manner any rights of any nature that he or she has or may have hereafter to require us to register under the Securities Act his or her sale, transfer or other disposition of any of the Lock-Up Shares, (3) otherwise participate as a selling security holder in any manner in any registration of Lock-Up Shares effected by us under the Securities Act, including under the registration statement to which this prospectus is a part, during the Lock-Up Period, or (4) engage in any hedging, collar (whether or not for any consideration) or other transaction that is designed to or reasonably expected to lead or result in a Disposition of Lock-Up Shares during the Lock-Up Period, even if such Lock-Up Shares would be disposed of by someone other than such holder. Such prohibited hedging or other transactions would include any short sale or any purchase, sale or grant of any right (including any put or call option or reversal or cancellation thereof) with respect to any Lock-Up Shares or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from Lock-Up Shares. The restrictions contained in the preceding sentence shall not apply to (A) transfers of the Company Securities as a bona fide gift or gifts, (B) the exercise of any option to purchase Company Securities or the vesting, award, delivery or settlement of Company Securities on account of any stock-based award outstanding under the Company’s equity compensation plans that are disclosed in this prospectus supplement or the documents incorporated by reference herein, provided that the underlying Company Securities continue to be subject to the restrictions in the lock-up agreement, (C) transfer of Company Securities acquired in open market transactions after the completion of this offering, (D) transfer of Company Securities to the immediate family of the individual, to a trust the beneficiaries of which are exclusively the individual and/or member or members of the immediate family of the individual or to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held exclusively by the individual and/or member or members of the immediate family of the individual in a transaction not involving a disposition for value, (E) transfers of Company Securities upon death by will or intestate succession, (F) transfers to any affiliate of the individual or any investment fund or other entity controlled or managed by the individual in a transaction not involving a disposition for value, (G) distributions of Company Securities to partners, members or stockholders of the individual in a transaction not involving a disposition for value, (H) the entry into any trading plan (“Trading Plan”) established pursuant to Rule 10b5-1 of the Exchange Act, provided that no sales or other dispositions may occur under such plan until the expiration of the Lock-Up Period and that no filing or other public announcement, whether under the Exchange Act or otherwise, shall be required or shall be made by the individual or us in connection with the Trading Plan during the Lock-Up Period, (I) transfers, sales or dispositions of shares of Class A Common Stock held by the individual pursuant to a Trading Plan existing on the date of this prospectus supplement, (J) transfers pursuant to a court or regulatory agency order, by operation of law, pursuant to domestic relations orders or in connection with a divorce settlement and (K) transfers to us in satisfaction of any tax withholding obligations pursuant to any of our equity compensation plans that are disclosed in this prospectus supplement or the documents incorporated by reference herein.

Price Stabilization, Short Positions and Penalty Bids

Until this offering is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our Class A common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our Class A common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock.

In connection with this transaction, the underwriters may engage in passive market making transactions in the Class A common stock on The Nasdaq Global Select Market, prior to the pricing and completion of this offering. Passive market making is permitted by SEC Regulation M and consists of displaying bids on The Nasdaq Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the Class A common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the Class A common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriter a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be

Electronic Distribution

A prospectus supplement in electronic format may be made available on websites or through other online services maintained by the underwriters of the offering, or by their affiliates. Other than the prospectus supplement in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Listing

Our Class A common stock is listed on The Nasdaq Global Select Market under the symbol “CWST.”

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our Class A common stock, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or our Class A common stock in any jurisdiction where action for that purpose is required. Accordingly, our Class A common stock may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with our Class A common stock may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

The underwriters may arrange to sell Class A common stock offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

Canada

The shares of our Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State an offer of our shares of Class A common stock may not be made to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant sales agent or agents nominated by us for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our shares of Class A common stock shall require us or any sales agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measures implementing the Prospectus Directive in that Member State; and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State.

This prospectus supplement has been prepared on the basis that any offer of the shares of our Class A common stock in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the shares of our Class A common stock. Accordingly, any person making or intending to make any offer in that Relevant Member State of the shares of our Class A common stock which are the subject of the transactions contemplated by this prospectus supplement may only do so in circumstances in which no obligation arises for us or any of the sales agents to produce a prospectus for such offer pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the sales agents have authorized, or hereby authorize, the making of any offer of the shares of our Class A common stock in circumstances in which an obligation arises for us or any of the sales agents to publish a prospectus for such offer.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) received by it in connection with the offer of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

In the United Kingdom, this prospectus supplement is being distributed only to and is directed only at, persons who are “qualified investors” (as defined in the Prospectus Directive) who are (i) investment professionals falling within Articles 19(5) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); or (ii) high net worth entities and other persons to whom it may be lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (CO) and the shares of our Class A common stock will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares of our Class A common stock may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the

SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law; or

(d) as specified in Section 276(7) of the SFA.

Affiliations

Each of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, financial advisory and other financial services to us and our affiliates for which they have received, and in the future may receive, advisory or transaction fees, as applicable, plus out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services. We expect to continue to use the underwriters and their respective affiliates for various services in the future.

In addition, in the ordinary course of its business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Proskauer Rose LLP.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2019 of Casella Waste Systems, Inc. have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. You can review our electronically filed reports, proxy statements and other information on the SEC’s website at http://www.sec.gov or on our website at http://www.casella.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus supplement. We have included our website address in this prospectus supplement solely as an inactive textual reference.

This prospectus supplement is part of a registration statement we filed with the SEC. This prospectus supplement and the accompanying prospectus omit some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and the securities we are offering. Statements in this prospectus supplement and the accompanying prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements. You can obtain a copy of the registration statement from the SEC’s Internet site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate into this prospectus supplement and the accompanying prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information that we incorporate by reference in this prospectus supplement and the accompanying prospectus is considered to be part of this prospectus supplement and the accompanying prospectus. Because we are incorporating by reference future filings with the SEC, those future filings may modify or supersede some of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus supplement, the accompanying prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus supplement and the accompanying prospectus incorporate by reference the documents listed below (File No. 000-232111) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (in each case, other than those documents or the portions of those documents not deemed to be filed), until the offering of the securities offered hereby is terminated or completed:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 21, 2020, including the information specifically incorporated by reference into the Annual Report on Form 10-K from our definitive proxy statement for the 2020 Annual Meeting of Stockholders;

•

our Quarterly Reports on Form 10-Q for (i) the quarterly period ended March 31, 2020, filed with the SEC on May 8, 2020 and (ii) the quarterly period ended June  30, 2020, filed with the SEC on August 4, 2020;

•	our Current Reports on Form 8-K filed with the SEC on February 26, 2020, June 3, 2020, July 22, 2020, August 3, 2020, August 5, 2020, August 20, 2020, September 2, 2020 and October 14, 2020; and

•

the description of our Class  A common stock contained in our Registration Statement on Form 8-A, filed with the SEC on October 15, 1997, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Casella Waste Systems, Inc.

25 Greens Hill Lane

Rutland, Vermont 05701

(802) 775-0325

Attention: Investor Relations

PROSPECTUS

Casella Waste Systems, Inc.

Class A Common Stock

Preferred Stock

Depositary Shares

Purchase Contracts

Purchase Units

Warrants

Units

We may offer and sell securities from time to time in one or more offerings. This prospectus describes the general terms of these securities and the general manner in which these securities will be offered. We will provide the specific terms of these securities in supplements to this prospectus. The prospectus supplements will also describe the specific manner in which these securities will be offered and may also supplement, update or amend information contained in this document. You should read this prospectus and any applicable prospectus supplement before you invest.

We may offer these securities in amounts, at prices and on terms determined at the time of offering. The securities may be sold directly to you, through agents, or through underwriters and dealers. If agents, underwriters or dealers are used to sell the securities, we will name them and describe their compensation in a prospectus supplement.

Our class A common stock is listed on The Nasdaq Global Select Market under the symbol CWST.

Investing in these securities involves significant risks. See “Risk Factors” included in any accompanying prospectus supplement and in the documents incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 9, 2018

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” utilizing a “shelf” registration process. Under this shelf registration process, we may from time to time sell any combination of the securities described in this prospectus, either separately or in units, in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide one or more prospectus supplements that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the accompanying prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” beginning on page 2 of this prospectus.

You should rely only on the information contained in or incorporated by reference in this prospectus, any accompanying prospectus supplement or in any related free writing prospectus filed by us with the SEC. We have not authorized anyone to provide you with different information. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or such accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should assume that the information appearing in this prospectus, any prospectus supplement, the documents incorporated by reference and any related free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.

Unless the context otherwise indicates, references in this prospectus to “Casella,” “we,” “our,” “us” and “the Company” refer, collectively, to Casella Waste Systems, Inc., a Delaware corporation, and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.casella.com. Our website is not a part of this prospectus and is not incorporated by reference in this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and our consolidated subsidiaries and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below (File No. 000-23211) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act (in each case, other than those documents or the portions of those documents not deemed to be filed) until the offering of the securities under the registration statement is terminated or completed:

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2017, including the information specifically incorporated by reference into the Annual Report on Form 10-K from our definitive proxy statement for the 2018 Annual Meeting of Stockholders;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018;

•	Current Reports on Form 8-K filed on March 14, 2018, March 27, 2018 and April 3, 2018; and

•

The description of our class A common stock contained in our Registration Statement on Form 8-A filed on October 15, 1997, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Casella Waste Systems, Inc.

25 Greens Hill Lane

Rutland, Vermont 05701

(802) 775-0325

Attn: Investor Relations

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, including statements regarding:

•	expected liquidity and financing plans;

•	expected future revenues, operations, expenditures and cash needs;

•	fluctuations in the commodity pricing of our recyclables, increases in landfill tipping fees and fuel costs and general economic and weather conditions;

•	projected future obligations related to final capping, closure and post-closure costs of our existing landfills and any disposal facilities which we may own or operate in the future;

•	our ability to use our net operating losses and tax positions;

•	our ability to service our debt obligations;

•	the projected development of additional disposal capacity or expectations regarding permits for existing capacity;

•	the recoverability or impairment of any of our assets or goodwill;

•	estimates of the potential markets for our products and services, including the anticipated drivers for future growth;

•	sales and marketing plans or price and volume assumptions;

•	the outcome of any legal or regulatory matter;

•	potential business combinations or divestitures; and

•	projected improvements to our infrastructure and the impact of such improvements on our business and operations.

In addition, any statements contained in or incorporated by reference into this prospectus that are not statements of historical fact should be considered forward-looking statements. You can identify these forward-looking statements by the use of the words “believes”, “expects”, “anticipates”, “plans”, “may”, “will”, “would”, “intends”, “estimates” and other similar expressions, whether in the negative or affirmative. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate, as well as management’s beliefs and assumptions, and should be read in conjunction with our consolidated financial statements and notes thereto. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in the forward-looking statements made. The occurrence of the events described and the achievement of the expected results depends on many events, some or all of which are not predictable or within our control. Actual results may differ materially from those set forth in the forward-looking statements.

There are a number of important risks and uncertainties that could cause our actual results to differ materially from those indicated by such forward-looking statements. You are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are referenced in the section of any accompanying prospectus supplement entitled “Risk Factors.” You should also carefully review the risk factors and cautionary statements described in the other documents we file from time to time with the SEC and that are incorporated by reference into this prospectus and any applicable prospectus supplement, specifically our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. We explicitly disclaim any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by law.

CASELLA WASTE SYSTEMS, INC.

Casella Waste Systems, Inc. is a regional, vertically-integrated solid waste services company. We provide resource management expertise and services to residential, commercial, municipal and industrial customers, primarily in the areas of solid waste collection and disposal, transfer, recycling and organics services. We provide integrated solid waste services in six states: Vermont, New Hampshire, New York, Massachusetts, Maine and Pennsylvania, with our headquarters located in Rutland, Vermont. We manage our solid waste operations on a geographic basis through two regional operating segments, the Eastern and Western regions, each of which provides a full range of solid waste services, and our larger-scale recycling and commodity brokerage operations through our Recycling segment. Organics services, ancillary operations, major account and industrial services, discontinued operations, and earnings from equity method investees, as applicable, are included in our Other segment.

As of April 15, 2018, we owned and/or operated 32 solid waste collection operations, 47 transfer stations, 18 recycling facilities, nine Subtitle D landfills, four landfill gas-to-energy facilities and one landfill permitted to accept construction and demolition materials.

CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our consolidated ratio of earnings to combined fixed charges and preferred stock dividends and our deficiency of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated. You should read this table in conjunction with the consolidated financial statements and notes incorporated by reference in this prospectus.

	Three Months Ended March 31, 2018	Fiscal Year Ended December 31,			Eight Months Ended December 31, 2014	Fiscal Year Ended April 30,
		2017	2016	2015		2014	2013
Consolidated ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(5,505)	$(37,347)	$(6,637)	$(10,492)	$(5,440)	$(24,831)	$(48,436)

For purposes of calculating the ratios above, earnings consist of loss from continuing operations before income taxes and discontinued operations before adjustment for loss from equity method investees, plus fixed charges, less interest capitalized. Fixed charges include interest expensed and capitalized, amortization of deferred financing costs, amortization of premium and discounts, and the portion of operating leases deemed to be representative of the interest factor.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of any securities offered under this prospectus for general corporate purposes unless otherwise indicated in the applicable prospectus supplement. General corporate purposes may include the acquisition of companies or businesses, repayment and refinancing of debt, working capital and capital expenditures. We have not determined the amount of net proceeds to be used specifically for such purposes. As a result, management will retain broad discretion over the allocation of net proceeds.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is intended as a summary only and therefore is not a complete description of our capital stock. This description is based upon, and is qualified by reference to, our second amended and restated certificate of incorporation, as amended (referred to herein as our “certificate of incorporation”), our third amended and restated by-laws (referred to herein as our “by-laws”) and applicable provisions of Delaware corporate law. You should read our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus forms a part, for the provisions that are important to you.

Our authorized capital stock consists of 100,000,000 shares of class A common stock, 1,000,000 shares of class B common stock and 944,250 shares of preferred stock. As of April 30, 2018, 41,700,119 shares of class A common stock were outstanding, 988,200 shares of class A common stock were issuable upon the conversion of outstanding shares of class B common stock, and no shares of preferred stock were outstanding. The only common stock that we would offer under this prospectus is class A common stock.

Common Stock

Annual Meeting. Annual meetings of our stockholders are held on the date designated in accordance with our by-laws. Written notice must be mailed to each stockholder entitled to vote not less than ten nor more than 60 days before the date of the meeting. The presence in person or by proxy of the holders of record of shares representing a majority of the votes entitled to be cast on matters other than the election of the Class A Director constitutes a quorum for the transaction of business at meetings of the stockholders. Special meetings of the stockholders may be called for any purpose by the chief executive officer or the chairman of the board of directors. Except as may be otherwise provided by applicable law, our certificate of incorporation or our by-laws, all elections shall be decided by a plurality, and all other questions shall be decided by a majority, of the votes cast by stockholders entitled to vote thereon at a duly held meeting of stockholders at which a quorum is present. Pursuant to our majority vote resignation policy included in our Corporate Governance Guidelines, any nominee who is an incumbent director and who does not receive more votes “for” his or her election than votes “withheld” from his or her election in an uncontested election of directors would be required to offer his or her resignation to our board of directors.

Voting Rights. On all matters submitted to a vote of our stockholders, the holders of our class A common stock are entitled to one vote per share, and the holders of our class B common stock are entitled to ten votes per share. The holders of all classes of our common stock entitled to vote will generally vote together as a single class on all matters presented to the stockholders for their vote or approval, except that the holders of class A common stock, voting separately as a class, will at all times be entitled to elect one director, and such director may be removed, with or without cause, only by the holders of our class A common stock.

Dividends. The holders of our class A common stock and class B common stock are entitled to receive dividends if, as and when such dividends are declared by our board of directors out of assets legally available therefor, subject to any preferential rights of our preferred stock, if any. We may not make any dividend or distribution to any holder of any class of our common stock unless simultaneously with such dividend or distribution we make the same dividend or distribution with respect to each outstanding share of our common stock regardless of class. In the case of a dividend or other distribution payable in shares of a class of our common stock, including distributions pursuant to stock splits or divisions of common stock, only shares of our class A common stock may be distributed with respect to class A common stock, and only shares of our class B common stock may be distributed with respect to class B common stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of common stock, is payable in shares of a class of common stock, the number of shares of each class of common stock payable per share of such class of common stock shall be equal in number. In the case of dividends or other distributions consisting of our other voting securities or of voting securities of any corporation which is a wholly-owned subsidiary of ours, we shall declare and pay such dividends in two separate classes of such voting securities, identical in all respects except that:

•	the voting rights of each such security issued to the holders of class A common stock shall be one-tenth of the voting rights of each such security issued to holders of class B common stock;

•

such security issued to holders of class B common stock shall convert into the security issued to the holders of class A common stock upon the same terms and conditions applicable to the conversion of class B common stock into class A common stock and shall have the same restrictions on transfer and ownership applicable to the transfer and ownership of our class B common stock; and

•

with respect only to dividends or other distributions of voting securities of any corporation that is a wholly owned subsidiary of ours, the respective voting rights of each such security issued to holders of class A common stock and class B common stock with respect to elections of directors shall otherwise be as comparable as is practicable to those of our class A common stock and class B common stock, respectively.

In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, our voting securities or of voting securities of any corporation that is a wholly owned subsidiary of ours, we are required to provide that such convertible or exchangeable securities and the underlying securities are identical in all respects, including, without limitation, the conversion or exchange rate, except that the underlying securities shall have the same differences as they would have if we issued voting securities of ours or of a wholly-owned subsidiary of ours rather than issuing securities convertible into, or exchangeable for, such securities.

Reclassification and Merger. In the event we enter into any consolidation, merger, combination or other transaction in which shares of our common stock are exchanged for or changed into other stock or securities, cash and/or any other property, then, and in such event, the shares of each class of our common stock will be exchanged for or changed into either:

•

the same amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of any other class of common stock is exchanged or changed; provided, however, that if shares of common stock are exchanged for or changed into shares of capital stock, such share so exchanged for or changed into may differ to the extent and only to the extent that our class A common stock and class B common stock differ as provided in our certificate of incorporation; or

•

if holders of each class of common stock are to receive different distributions of stock, securities, cash and/or any other property, an amount of stock, securities, cash and/or property per share having a value, as determined by an independent investment banking firm of national reputation selected by our board of directors, equal to the value per share into which or for which each share of any other class of common stock is exchanged or changed.

Liquidation and Dissolution. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment or provision for payment of our debts and our other liabilities and after making provision for the holders of our preferred stock, if any, our remaining assets and funds, if any, will be divided among and paid ratably to the holders of our class A common stock and class B common stock treated as a single class.

Other Rights. The holders of our class A common stock and class B common stock are not entitled to preemptive rights. None of the class A common stock or class B common stock may be subdivided or combined in any manner unless the other class of common stock is subdivided or combined in the same proportion. We may not make any offering of options, rights or warrants to subscribe for shares of class B common stock. If we make an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than class B common stock) to all holders of a class of common stock, then we are required to simultaneously make an identical offering to all holders of the other classes of common stock other than to any class the holders of which, voting as a separate class, agree that such offering need not be made to such class. All such options, rights or warrants offerings shall offer the respective holders of class A common stock and class B common stock the right to subscribe at the same rate per share.

Transfer Agent and Registrar. Computershare is transfer agent and registrar for the class A common stock.

Preferred Stock

We are authorized to issue “blank check” preferred stock, which may be issued in one or more series upon authorization of our board of directors. Our board of directors is authorized to fix the designations, powers, preferences and the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions of the shares of each series of preferred stock. The authorized shares of our preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. If the approval of our stockholders is not required for the issuance of shares of our preferred stock, our board may determine not to seek stockholder approval. The specific terms of any series of preferred stock offered pursuant to this prospectus will be described in the prospectus supplement relating to that series of preferred stock.

A series of our preferred stock could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue preferred shares based upon its judgment as to the best interests of our stockholders. Our directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

The preferred stock has the terms described below unless otherwise provided in the prospectus supplement relating to a particular series of preferred stock. You should read the prospectus supplement relating to the particular series of preferred stock being offered for specific terms, including:

•	the designation and stated value per share of the preferred stock and the number of shares offered;

•	the amount of liquidation preference per share;

•	the price at which the preferred stock will be issued;

•

the dividend rate, or method of calculation of dividends, the dates on which dividends will be payable, whether dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to accumulate;

•	any redemption or sinking fund provisions;

•	if other than the currency of the United States, the currency or currencies including composite currencies in which the preferred stock is denominated and/or in which payments will or may be payable;

•	any conversion provisions;

•	whether we have elected to offer depositary shares as described under “Description of Depositary Shares;” and

•	any other rights, preferences, privileges, limitations and restrictions on the preferred stock.

The preferred stock will, when issued, be fully paid and non-assessable. Unless otherwise specified in the prospectus supplement, each series of preferred stock will rank equally as to dividends and liquidation rights in all respects with each other series of preferred stock. The rights of holders of shares of each series of preferred stock will be subordinate to those of our general creditors.

As described under “Description of Depositary Shares,” we may, at our option, with respect to any series of preferred stock, elect to offer fractional interests in shares of preferred stock, and provide for the issuance of depositary receipts representing depositary shares, each of which will represent a fractional interest in a share of the series of preferred stock. The fractional interest will be specified in the prospectus supplement relating to a particular series of preferred stock.

Rank. Unless otherwise specified in the prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up of our affairs, rank:

•	senior to our common stock and to all equity securities ranking junior to such preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up of our affairs;

•

on a parity with all equity securities issued by us, the terms of which specifically provide that such equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up of our affairs; and

•

junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to the preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up of our affairs.

The term “equity securities” does not include convertible debt securities.

Dividends. Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, cash dividends at such rates and on such dates described in the prospectus supplement. Different series of preferred stock may be entitled to dividends at different rates or based on different methods of calculation. The dividend rate may be fixed or variable or both. Dividends will be payable to the holders of record as they appear on our stock books on record dates fixed by our board of directors, as specified in the applicable prospectus supplement.

Dividends on any series of preferred stock may be cumulative or noncumulative, as described in the applicable prospectus supplement. If our board of directors does not declare a dividend payable on a dividend payment date on any series of noncumulative preferred stock, then the holders of that noncumulative preferred stock will have no right to receive a dividend for that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that series are declared payable on any future dividend payment dates. Dividends on any series of cumulative preferred stock will accrue from the date we initially issue shares of such series or such other date specified in the applicable prospectus supplement.

No dividends may be declared or paid or funds set apart for the payment of any dividends on any parity securities unless full dividends have been paid or set apart for payment on the preferred stock. If full dividends are not paid, the preferred stock will share dividends pro rata with the parity securities.

No dividends may be declared or paid or funds set apart for the payment of dividends on any junior securities unless full dividends for all dividend periods terminating on or prior to the date of the declaration or payment will have been paid or declared and a sum sufficient for the payment set apart for payment on the preferred stock.

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before we make any distribution or payment to the holders of any common stock or any other class or series of our capital stock ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, the holders of each series of preferred stock shall be entitled to receive out of assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share set forth in the prospectus supplement, plus any accrued and unpaid dividends thereon. Such dividends will not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods. Unless otherwise specified in the prospectus supplement, after payment of the full amount of their liquidating distributions, the holders of preferred stock will have no right or claim to any of our remaining assets. Upon any such voluntary or involuntary liquidation, dissolution or winding up, if our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock and the corresponding amounts payable on all other classes or series of our capital stock ranking on parity with the preferred stock and all other such classes or series of shares of capital stock ranking on parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of capital stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be entitled.

Upon any such liquidation, dissolution or winding up and if we have made liquidating distributions in full to all holders of preferred stock, we will distribute our remaining assets among the holders of any other classes or series of capital stock ranking junior to the preferred stock according to their respective rights and preferences and, in each case, according to their respective number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or assets will not be deemed to constitute a liquidation, dissolution or winding up of our affairs.

Redemption. If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

The prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of shares of preferred stock that shall be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon to the date of redemption. Unless the shares have a cumulative dividend, such accrued dividends will not include any accumulation in respect of unpaid dividends for prior dividend periods. We may pay the redemption price in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of shares of our capital stock, the terms of such preferred stock may provide that, if no such shares of our capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically and mandatorily be converted into the applicable shares of our capital stock pursuant to conversion provisions specified in the applicable prospectus supplement. Notwithstanding the foregoing, we will not redeem any preferred stock of a series unless:

•

if that series of preferred stock has a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full cumulative dividends on the preferred stock for all past dividend periods and the then current dividend period; or

•

if such series of preferred stock does not have a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full dividends for the then current dividend period.

In addition, we will not acquire any preferred stock of a series unless:

•

if that series of preferred stock has a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full cumulative dividends on all outstanding shares of such series of preferred stock for all past dividend periods and the then current dividend period; or

•

if that series of preferred stock does not have a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full dividends on the preferred stock of such series for the then current dividend period.

However, at any time we may purchase or acquire preferred stock of that series (1) pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series or (2) by conversion into or exchange for shares of our capital stock ranking junior to the preferred stock of such series as to dividends and upon liquidation.

If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, we will determine the number of shares that may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder or by any other equitable manner that we determine. Such determination will reflect adjustments to avoid redemption of fractional shares.

Unless otherwise specified in the prospectus supplement, we will mail notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock to be redeemed at the address shown on our stock transfer books. Each notice shall state:

•	the redemption date;

•	the number of shares and series of preferred stock to be redeemed;

•	the redemption price;

•	the place or places where certificates for such preferred stock are to be surrendered for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on such redemption date;

•	the date on which the holder’s conversion rights, if any, as to such shares shall terminate; and

•	the specific number of shares to be redeemed from each such holder if fewer than all the shares of any series are to be redeemed.

If notice of redemption has been given and we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any shares called for redemption, then from and after the redemption date, dividends will cease to accrue on such shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

Voting Rights. Holders of preferred stock will not have any voting rights, except as required by law or as indicated in the applicable prospectus supplement.

Unless otherwise provided for under the terms of any series of preferred stock, no consent or vote of the holders of shares of preferred stock or any series thereof shall be required for any amendment to our certificate of incorporation that would increase the number of authorized shares of preferred stock or the number of authorized shares of any series thereof or decrease the number of authorized shares of preferred stock or the number of authorized shares of any series thereof (but not below the number of authorized shares of preferred stock or such series, as the case may be, then outstanding).

Conversion Rights. The terms and conditions, if any, upon which any series of preferred stock is convertible into our common stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price, rate or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of the preferred stock, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption.

Transfer Agent and Registrar. The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

Provisions of Our Certificate of Incorporation and By-laws and Delaware Law That May Have Anti-Takeover Effects

Board of Directors. Our certificate of incorporation and by-laws provide for the division of our board of directors into three classes as nearly equal in size as possible, with no class having more than one director more than any other class, with staggered three-year terms. The director nominated by holders of our class A common stock and elected to office is a class I director. Our certificate of incorporation and by-laws provide that directors may be removed with or without cause by the vote of the holders of shares representing at least 75% of the votes which all of our stockholders would be entitled to cast at any election of directors, other than an election of the class A director. The class A director may be removed only by the holders of at least 75% of the outstanding shares of our class A common stock. Moreover, our certificate of incorporation and by-laws provide that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office, or by a sole remaining director. The term of any director elected to fill a vacancy between annual meetings will last until the next annual meeting and until such director’s successor has been elected and qualified, or until his earlier death, resignation or removal. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, us.

Removal of Directors by Stockholders. Delaware law provides that members of our board of directors may only be removed for cause by a vote of the holders of a majority of the outstanding shares entitled to vote on the election of the directors.

Stockholder Nomination of Directors. Our by-laws provide that a stockholder must notify us in writing of any stockholder nomination of a director not earlier than the 120th day and not later than the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, that if the date of the annual meeting is advanced by more than 20 days, or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the later of (x) the 90th day prior to the date of such meeting and (y) the 10th day following the day on which notice of the date such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever occurs first. In the case of an election of directors at a special meeting of stockholders provided that the board of directors, chairman of the board of directors or chief executive officer has determined that directors shall be elected at such special meeting and provided further that the nomination made by the stockholder is for one of the director positions that the board of directors, the chairman of the board of directors or the chief executive officer, as the case may be, has determined will be filled at such special meeting, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (x) the 90th day prior to such special meeting and (y) the tenth day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs.

No Action By Written Consent. Our certificate of incorporation provides that our stockholders may not act by written consent and may only act at duly called meetings of stockholders.

Delaware Business Combination Statute. Section 203 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, is applicable to us. Section 203 of the DGCL restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation’s outstanding voting stock. Section 203 refers to a 15% stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquires 15% or more of our outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, Section 203 prohibits significant business transactions such as:

•	a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder, and

•	any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of our capital stock.

The shares held by the interested stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

The prohibition against these transactions does not apply if:

•

prior to the time that any stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of our outstanding voting stock, or

•

the interested stockholder owns at least 85% of our outstanding voting stock as a result of a transaction in which such stockholder acquired 15% or more of our outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

Directors’ Liability

Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

DESCRIPTION OF DEPOSITARY SHARES

General

We may, at our option, elect to offer fractional shares of preferred stock, which we call depositary shares, rather than full shares of preferred stock. If we do, we will issue to the public receipts, called depositary receipts, for depositary shares, each of which will represent a fraction, to be described in the applicable prospectus supplement, of a share of a particular series of preferred stock. Unless otherwise provided in the prospectus supplement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in a share of preferred stock represented by the depositary share, to all the rights and preferences of the preferred stock represented by the depositary share. Those rights include dividend, voting, redemption, conversion and liquidation rights.

The shares of preferred stock underlying the depositary shares will be deposited with a bank or trust company selected by us to act as depositary under a deposit agreement between us, the depositary and the holders of the depositary receipts. The depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Holders of depositary receipts agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

The summary of terms of the depositary shares contained in this prospectus is not a complete description of the terms of the depositary shares. You should refer to the form of the deposit agreement, our certificate of incorporation and the certificate of designation for the applicable series of preferred stock that are, or will be, filed with the SEC.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions, if any, received in respect of the preferred stock underlying the depositary shares to the record holders of depositary shares in proportion to the numbers of depositary shares owned by those holders on the relevant record date. The relevant record date for depositary shares will be the same date as the record date for the underlying preferred stock.

If there is a distribution other than in cash, the depositary will distribute property (including securities) received by it to the record holders of depositary shares, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, adopt another method for the distribution, including selling the property and distributing the net proceeds from the sale to the holders.

Liquidation Preference

If a series of preferred stock underlying the depositary shares has a liquidation preference, in the event of the voluntary or involuntary liquidation, dissolution or winding up of us, holders of depositary shares will be entitled to receive the fraction of the liquidation preference accorded each share of the applicable series of preferred stock, as set forth in the applicable prospectus supplement.

Withdrawal of Stock

Unless the related depositary shares have been previously called for redemption, upon surrender of the depositary receipts at the office of the depositary, the holder of the depositary shares will be entitled to delivery, at the office of the depositary to or upon his or her order, of the number of whole shares of the preferred stock and any money or other property represented by the depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares. In no event will the depositary deliver fractional shares of preferred stock upon surrender of depositary receipts. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the deposit agreement or receive depositary receipts evidencing depositary shares therefor.

Redemption of Depositary Shares

Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of the preferred stock so redeemed, so long as we have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accumulated and unpaid dividends on the preferred stock to the date fixed for redemption. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable on the preferred stock multiplied by the fraction of a share of preferred stock represented by one depositary share. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata or by any other equitable method as may be determined by the depositary.

After the date fixed for redemption, depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of depositary shares will cease, except the right to receive the monies payable upon redemption and any money or other property to which the holders of the depositary shares were entitled upon redemption upon surrender to the depositary of the depositary receipts evidencing the depositary shares.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts relating to that preferred stock. The record date for the depositary receipts relating to the preferred stock will be the same date as the record date for the preferred stock. Each record holder of the depositary shares on the record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock represented by that holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the number of shares of preferred stock represented by the depositary shares in accordance with those instructions, and we will agree to take all action that may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote any shares of preferred stock except to the extent it receives specific instructions from the holders of depositary shares representing that number of shares of preferred stock.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and such other charges (including those in connection with the receipt and distribution of dividends, the sale or exercise of rights, the withdrawal of the preferred stock and the transferring, splitting or grouping of depositary receipts) as are expressly provided in the deposit agreement to be for their accounts. If these charges have not been paid by the holders of depositary receipts, the depositary may refuse to transfer depositary shares, withhold dividends and distributions and sell the depositary shares evidenced by the depositary receipt.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary shares, other than fee changes, will not be effective unless the amendment has been approved by the holders of a majority of the outstanding depositary shares. The deposit agreement may be terminated by the depositary or us only if:

•	all outstanding depositary shares have been redeemed; or

•	there has been a final distribution of the preferred stock in connection with our dissolution and such distribution has been made to all the holders of depositary shares.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may remove the depositary at any time. Any resignation or removal of the depositary will take effect upon our appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having the requisite combined capital and surplus as set forth in the applicable agreement.

Notices

The depositary will forward to holders of depositary receipts all notices, reports and other communications, including proxy solicitation materials received from us, that are delivered to the depositary and that we are required to furnish to the holders of the preferred stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at such other places as it may from time to time deem advisable, any reports and communications we deliver to the depositary as the holder of preferred stock.

Limitation of Liability

Neither we nor the depositary will be liable if either we or it is prevented or delayed by law or any circumstance beyond its control in performing its obligations. Our obligations and those of the depositary will be limited to performance in good faith of our and their duties thereunder. We and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, on information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

DESCRIPTION OF PURCHASE CONTRACTS AND PURCHASE UNITS

We may issue purchase contracts, including contracts obligating holders to purchase from or sell to us, and obligating us to sell to or purchase from the holders, a specified number of shares of our class A common stock, preferred stock or depositary shares at a future date or dates, which we refer to in this prospectus as purchase contracts. The price per share of class A common stock, preferred stock or depositary shares and the number of shares of each may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula set forth in the purchase contracts. The purchase contracts may be issued separately or as part of units, often known as purchase units, consisting of one or more purchase contracts and beneficial interests in debt securities or any other securities described in the applicable prospectus supplement or any combination of the foregoing, securing the holders’ obligations to purchase the class A common stock, preferred stock or depositary shares under the purchase contracts.

The purchase contracts may require us to make periodic payments to the holders of the purchase units or vice versa, and these payments may be unsecured or prefunded on some basis. The purchase contracts may require holders to secure their obligations under those contracts in a specified manner, including pledging their interest in another purchase contract.

The applicable prospectus supplement will describe the terms of the purchase contracts and purchase units, including, if applicable, collateral or depositary arrangements.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase class A common stock, preferred stock or depositary shares. We may offer warrants separately or together with one or more additional warrants, class A common stock, preferred stock or depositary shares, or any combination of those securities in the form of units, as described in the applicable prospectus supplement. If we issue warrants as part of a unit, the accompanying prospectus supplement will specify whether those warrants may be separated from the other securities in the unit prior to the expiration date of the warrants. The applicable prospectus supplement will also describe the following terms of any warrants:

•	the specific designation and aggregate number of, and the offering price at which we will issue, the warrants;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•

the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if you may not continuously exercise the warrants throughout that period, the specific date or dates on which you may exercise the warrants;

•	whether the warrants are to be sold separately or with other securities as parts of units;

•

whether the warrants will be issued in definitive or global form or in any combination of these forms, although, in any case, the form of a warrant included in a unit will correspond to the form of the unit and of any security included in that unit;

•	any applicable material U.S. federal income tax consequences;

•	the identity of the warrant agent for the warrants and of any other depositaries, execution or paying agents, transfer agents, registrars or other agents;

•	the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange;

•	the designation and terms of any equity securities purchasable upon exercise of the warrants;

•	if applicable, the designation and terms of the preferred stock or depositary shares with which the warrants are issued and the number of warrants issued with each security;

•	if applicable, the date from and after which any warrants issued as part of a unit and the related preferred stock, depositary shares or class A common stock will be separately transferable;

•	the number of shares of class A common stock, preferred stock or depositary shares purchasable upon exercise of a warrant and the price at which those shares may be purchased;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	the anti-dilution provisions of, and other provisions for changes to or adjustment in the exercise price of, the warrants, if any;

•	any redemption or call provisions; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange or exercise of the warrants.

DESCRIPTION OF UNITS

We may issue units consisting of one or more of the other securities described in this prospectus in any combination, as described in the applicable prospectus supplement. We may issue units in one or more series, which will be described in the applicable prospectus supplement. The applicable prospectus supplement will also describe the following terms of any units:

•	the designation and the terms of the units and of the securities constituting the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	the identity of the unit agent for the units and of any other depositaries, execution or paying agents, transfer agents, registrars or other agents;

•	any additional terms of the governing unit agreement;

•

any additional provisions for the issuance, payment, settlement, transfer or exchange of the units or of the debt securities, class A common stock, preferred stock or warrants constituting the units; and

•	any applicable material U.S. federal income tax consequences.

FORMS OF SECURITIES

Each depositary share, purchase contract, purchase unit, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Unless the applicable prospectus supplement provides otherwise, certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the depositary shares, purchase contracts, purchase units, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

We may issue depositary shares, purchase contracts, purchase units, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a global security may not be transferred except as a whole by and among the depositary for the global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in global securities.

So long as the depositary, or its nominee, is the registered owner of a global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the global security for all purposes under the applicable deposit agreement, purchase contract, purchase unit agreement, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a global security will not be entitled to have the securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable deposit agreement, purchase contract, purchase unit agreement, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the depositary for that global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable deposit agreement, purchase contract, purchase unit agreement, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global security desires to give or take any action that a holder is entitled to give or take under the applicable deposit agreement, purchase contract, purchase unit agreement, warrant agreement or unit agreement, the depositary for the global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Any payments to holders with respect to depositary shares, purchase contracts or purchase units, warrants or units represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security. None of us, or any purchase unit agent, warrant agent, unit agent or other agent of ours, or any agent of any purchase unit agent, warrant agent or unit agent will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a global security, upon receipt of any payment to holders or other distribution of underlying securities or other property on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of the securities represented by a global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the global security that had been held by the depositary. Any securities issued in definitive form in exchange for a global security will be registered in the name or names that the depositary gives to the relevant purchase unit agent, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global security that had been held by the depositary.

PLAN OF DISTRIBUTION

We may sell securities:

•	through underwriters;

•	through dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

We may directly solicit offers to purchase securities, or agents may be designated to solicit such offers. We will, in the prospectus supplement relating to such offering, name any agent that could be viewed as an underwriter under the Securities Act, and describe any commissions that we must pay. Any such agent will be acting on a best efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis.

The distribution of the securities may be effected from time to time in one or more transactions:

•	at a fixed price, or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Each prospectus supplement will describe the method of distribution of the securities and any applicable restrictions.

The prospectus supplement with respect to the securities of a particular series will describe the terms of the offering of the securities, including the following:

•	the name of the agent or any underwriters;

•	the public offering or purchase price and the proceeds we will receive from the sale of the securities;

•	any discounts and commissions to be allowed or re-allowed or paid to the agent or underwriters;

•	all other items constituting underwriting compensation;

•	any discounts and commissions to be allowed or re-allowed or paid to dealers; and

•	any exchanges on which the securities will be listed.

If any underwriters or agents are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement or other agreement with them at the time of sale to them, and we will set forth in the prospectus supplement relating to such offering the names of the underwriters or agents and the terms of the related agreement with them.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

Remarketing firms, agents, underwriters, dealers and other persons may be entitled under agreements which they may enter into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate amount of securities sold pursuant to such contracts shall not be less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Delayed delivery contracts will not be subject to any conditions except that:

•

the purchase by an institution of the securities covered under that contract shall not at the time of delivery be prohibited under the laws of the jurisdiction to which that institution is subject; and

•

if the securities are also being sold to underwriters acting as principals for their own account, the underwriters shall have purchased such securities not sold for delayed delivery. The underwriters and other persons acting as our agents will not have any responsibility in respect of the validity or performance of delayed delivery contracts.

Certain agents, underwriters and dealers, and their associates and affiliates may be customers of, have borrowing relationships with, engage in other transactions with, and/or perform services, including investment banking services, for us or one or more of our respective affiliates in the ordinary course of business.

In order to facilitate the offering of the securities, any underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, any underwriters may overallot in connection with the offering, creating a short position for their own accounts. In addition, to cover overallotments or to stabilize the price of the securities or of any such other securities, the underwriters may bid for, and purchase, the securities or any such other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Any such underwriters are not required to engage in these activities and may end any of these activities at any time.

The place and time of delivery of the securities will be set forth in the applicable prospectus supplement.

The securities may be new issues of securities and may have no established trading market. The securities may or may not be listed on a national securities exchange. We can make no assurance as to the liquidity of or the existence of trading markets for any of the securities.

LEGAL MATTERS

Unless the applicable prospectus supplement indicates otherwise, the validity of the securities in respect of which this prospectus is being delivered will be passed upon by Wilmer Cutler Pickering Hale and Dorr LLP.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedules of Casella Waste Systems, Inc. and subsidiaries as of December 31, 2017 and 2016 and for each of the years in the three year period ended December 31, 2017 and the effectiveness of internal control over financial reporting as of December 31, 2017 incorporated in this Prospectus by reference from the Casella Waste Systems, Inc. Annual Report on Form 10-K for the year ended December 31, 2017 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion), incorporated herein by reference, and have been incorporated in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

2,350,000 Shares

Class A Common Stock

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

RAYMOND JAMES	BofA SECURITIES

October     , 2020